2012
Notice of Meeting

Proxy Statement and Information Circular

GOVERANCE MATTERS

Excellence. Trust. Respect. Responsibility.

Our Successful Strategy

■	We target to grow our asset base through asset optimization, conventional and unconventional resource development and strategic acquisitions.
■	We seek to deliver meaningful production growth while providing shareholders a stable, reliable dividend which we have never reduced since inception in 2003 and expect to grow over time.
■	We focus our operations in three core regions – Canada, Europe and Australia - providing diverse, lower risk commodity exposure and opportunity.
■	We have 18 years of successful operating results.
■	We are recognized as a premier operator both on and offshore.

Our Quality Assets

■	We have a rich and diverse inventory of near and long term growth prospects within each of our operating jurisdictions.
■	We focus on high cash netback properties.
■	We have a growing portfolio of emerging resource based exploration and development opportunities.
■	Our reserves life index at December 31, 2011 is 10.9 years (based on total proved and probable reserves).

Our Proven Leadership

■	Our board of directors has been consistently recognized for superior corporate governance.
■	Our management team averages more than 25 years of operating experience, led by Lorenzo Donadeo, one of the three co-founders of Vermilion.

■	Over the last five years, Vermilion has generated a compound annualized rate of return of 10.1%.

2012 Management Proxy Circular

Executive
Summary of Proxy

Summary

You can find the key highlights of our proxy statement and results for 2011 in the next few pages. Please refer to the rest of the document for complete information.

Business Highlights

2011 was a year of progress for Vermilion.

Financial Performance

Note:

1.	The financial measure Funds flow from Operations per share is a non-GAAP measure. Further information is available in our Management Discussion and Analysis, a copy of which is available on SEDAR at www.sedar.com.

Portfolio and Future Growth

■	Achieved 10% growth in full year average production to 35,202 boe/d (barrels of oil equivalent per day) in 2011 as compared to 32,132 boe/d in 2010.
■	Significantly grew production in the Cardium light oil play and continued with long term development of this asset.
■	Received all key regulatory approvals required to begin construction of the Corrib onshore pipeline.

Shareholder Returns and Financial Stability

■	Generated a total return of 3.1% in 2011 as compared to the S&P/TSX Composite Index return of -8.7% for the same period. Over the past five years Vermilion has generated a compound annualized rate of return of 10.1% as compared to a peer average of 6.4% and a S&P/TSX Composite Index five year average of 1.3%.
■	$263 million equity issue at a price of $49 per share.
■	$225 million high-yield debt issue with a coupon of 6.5%.

Operating Excellence

■	Achieved an annual average production peak of 35,202 boe/d.
■	Drilled approximately 49 net wells in the Cardium light oil play.
■	Increased total reserves by 2.7%. Vermilion’s proved plus probable reserve life index at year end was approximately 10.9 years.
■	Recognized for excellence in business and governance practices via Great Places to Work® Institute and Globe and Mail annual Board Games survey.

Vermilion Proxy Circular ■ Executive Summary of Proxy ■ Page 1

Compensation Highlights

The compensation of our executives reflects both our strong results in 2011 and our compensation philosophy of rewarding superior performance.

Comparing Shareholder Value and Executive Compensation

The chart shows the trend in total compensation paid to our NEOs, which tracks closely to the strength of our performance in four of the last five years. The anomaly in 2008 was due in part to the timing of the economic crisis which began subsequent to the granting of long-term incentive awards (March 2008), which partially reflected performance in the preceding calendar year (2007).

Note:

1.	The executive numbers are different from those in the summary compensation table for 2009 and 2010 because there were different executives in the years shown.

Comparing Vermilion to Peers

Note:

1.	Peers’ average TSR is for that year’s peer group, excluding Vermilion. The peer group may change from year to year.

Vermilion Proxy Circular ■ Executive Summary of Proxy ■ Page 2

Say on Pay

Our Governance and Human Resources Committee is monitoring the use of say on pay votes – where shareholders are given an opportunity to provide non-binding approval of the executive compensation program – within our industry and within Canada.

We have not yet chosen to implement a voluntary say on pay vote, mainly because we receive strong support from you, our shareholders, for the election of our directors. Additionally, we strongly value the opinion of ISS (Institutional Shareholder Services Inc., formerly RiskMetrics), Glass Lewis and the Canadian Coalition for Good Governance; and adjust our practices, policies and approaches based on feedback received.

Stress and Outcome Testing

Another way we ensure good governance around our executive compensation is to provide the Governance and Human Resources Committee possible payouts under various market conditions when we are seeking approval of compensation programs. This “stress-testing” ensures that the Committee understands the range of potential compensation when it makes its recommendations to the board.

We also provide the Committee with outcome testing – analysis to show whether the actual amounts paid out under the compensation programs were aligned with our initial expectations and overall corporate performance. Where compensation was higher than targeted, it was a result of superior corporate and individual performance.

2011 Executive Compensation

Below are the various compensation elements that made up executive pay packages in 2011.

Executive Officer	Base Salary Rate	Share Awards Value	Bonus	Savings Plan Benefits	Other[1]	Total Compensation
Donadeo	435,000	1,500,000	500,000	45,515	15,675	2,496,190
Donovan	300,000	700,020	400,000	31,133	6,891	1,438,044
Hicks	300,000	750,000	500,000	31,133	12,370	1,593,503
Mac Dougall	300,000	750,000	140,000	31,133	12,620	1,233,753
Jasinski	237,600	618,013	220,000	23,690	13,120	1,112,423

Note:

1.	Includes parking, executive health plan premiums and club / fitness memberships for all executives and a vehicle allowance for Mr. Donadeo.

Vermilion Proxy Circular ■ Executive Summary of Proxy ■ Page 3

Meeting Details

Board Nominees

We recommend you elect the following nominees as directors of Vermilion:

									Ownership
									Multiple
									(Retainer +
								Other	Annual
	Year	Key	Committees				Overall	Public	Share Based
Director	Appointed	Experience	AC	GHR	HSE	IR	Attendance	Companies	Entitlement)
Independent Directors
Macdonald (Board Chairman)	2002	30+ years Oil & Gas	Ö	Chair	Ö	Ö	100% (23/23)	Sure Energy	10.4 times
Davidson	2005	30+ years Securities Banking	Chair	Ö			100% (19/19)	None	8.0 times
Ghersinich	1994	30+ years Oil & Gas	Ö		Ö	Chair	95% (19/20)	Valeura Energy ArPetrol	18.0 times
Killi	1999	30+ years Finance Real estate	Ö	Ö			94% (17/18)	Wilmington Capital	11.2 times
Madison	2004	40+ years Oil & Gas	Ö		Chair	Ö	100% (20/20)	Canadian Oil Recovery	7.1 times
Marchant	2010	30+ years Oil & Gas		Ö	Ö	Ö	100% (18/18)	Anatolia Energy Corp.	2.3 times
Not Independent – Management
Donadeo	1994	30+ years Oil & Gas					100% (10/10)	None	452.1 times (base salary)

Committees:

AC = Audit

GHR = Governance and Human Resources

HSE = Health, Safety and Environment

IR = Independent Reserves

This year, 86% of our nominees for election as directors are independent, other than Mr. Donadeo, Vermilion’s President and Chief Executive Officer. In 2011, total compensation paid to non-executive directors was $1,346,644.

Auditors

We recommend that you appoint Deloitte & Touche LLP as our auditors. They have been our auditors since December 16, 2002. In 2011, 98% of the fees paid to the auditors were for audit and audit-related services.

Vermilion Proxy Circular ■ Executive Summary of Proxy ■ Page 4

Shareholder and
Voting Information

Invitation to Shareholders
Dear Vermilion Shareholder,

You are invited to attend our annual general meeting on Friday, May 4, 2012 at 10:00 a.m. MDT time in the Ballroom of the Metropolitan Centre, Calgary. At this meeting you will hear about our 2011 performance and our future plans. You will also vote on the items of business and have the opportunity to meet management, board members and other shareholders.

Please take some time to read this circular. It contains important information about the meeting, voting, director nominees, our governance practices and our director and executive compensation. It will help you to understand the board’s role and responsibilities and explains our new compensation plan in detail.

We appreciate your confidence in Vermilion and look forward to seeing you at the meeting.

Sincerely,

“Lorenzo Donadeo”

Lorenzo Donadeo

President and Chief Executive Officer

Vermilion Proxy Circular ■ Meeting Matters ■ Page 5

Notice of Meeting

When

Friday, May 4, 2012

10:00 am MDT time

Where

Ballroom, Metropolitan Centre

333 – 4th Avenue SW

Calgary, Alberta

What the meeting will cover

1.	Receiving our financial statements and the respective auditors’ report for the year ended December 31, 2011.

2.	Electing the directors for the next year.

3.	Appointing Deloitte & Touche LLP as auditors.

4.	Considering other matters that properly come before the meeting.

Your right to vote

You have the right to vote if you were a Vermilion shareholder on March 16, 2012.

The rest of this document, referred to as a circular, explains your voting options (starting on page 7) and gives you more information about the items that will be covered at the meeting.

By order of the board,

“Lorenzo Donadeo”

Lorenzo Donadeo

President and Chief Executive Officer

April 4, 2012

Vermilion Proxy Circular ■ Meeting Matters ■ Page 6

General Information

Date of information

This circular is dated April 4, 2012 and information contained is as of March 15, 2012, unless otherwise noted.

Vermilion

Vermilion Energy Inc. was created when Vermilion Energy Trust converted to a corporation on September 1, 2010. Through the rest of this document we refer to Vermilion Energy Inc. as “we”, “our” and “Vermilion”. We use the following abbreviations for the names of the Committees in tables:

■	AC = Audit
■	GHR = Governance and Human Resources
■	HSE = Health, Safety and Environment
■	IR = Independent Reserves

Common Shares Outstanding

At the close of business on March 15, 2012, there were 96,825,258 common shares outstanding. Our common shares trade under the symbol VET on the Toronto Stock Exchange (TSX) and under the symbol VEMTF on the Over-the-Counter (OTC) Bulletin Board in the United States.

Owners of 10% or More of the Common Shares

To the knowledge of the directors and officers, no person or company owns or controls more than 10% of our common shares.

Interests in Meeting Business and Material Transactions

None of Vermilion, our directors and officers, any nominee for election as a director or anyone associated or affiliated with any of them has a material interest in any item of business at the meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No insider of Vermilion has or had during 2011 a material interest in a material transaction or proposed material transaction affecting Vermilion.

Indebtedness

We do not make loans to our directors or officers. As a result, there are no loans outstanding to any of them.

Mailing of Circular

This circular will be mailed on April 4, 2012 to shareholders of record on March 16, 2012.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that those materials be forwarded promptly to our beneficial holders.

Vermilion Proxy Circular ■ Meeting Matters ■ Page 7

Disclosure

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

This report includes non-GAAP measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Funds flow from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and per share calculations of fund flows from operations to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in non-cash operating working capital. The most directly comparable GAAP measure is cash flows from operating activities. Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows is reconciled to fund flows from operations in Vermilion’s management’s discussion and analysis, a copy of which is available on SEDAR at www.sedar.com.

Annual Report

Our 2011 annual report, which contains our annual financial statements and management’s discussion and analysis for 2011, is available upon request in hardcopy by all registered and beneficial shareholders. It is also available on our website, www.vermilionenergy.com and on SEDAR at www.sedar.com. Financial information about Vermilion is provided in our financial statements and management’s discussion and analysis for the year ended December 31, 2011.

Availability of Documents

We file our annual report and annual information form with the Canadian securities regulators. Financial information is provided in our comparative annual financial statement and management’s discussion and analysis for the most recently completed financial year. A copy of the annual report, including our annual financial statements and management’s discussion and analysis, the annual information form and this circular will be provided on request. You can also get copies by accessing our public filings at www.sedar.com.

All documents required to be filed in Canada may also be accessed at www.vermilionenergy.com.

If you prefer, you can address a written request for documents to:

œ	Vermilion Energy Inc.

3500, 520 – 3rd Avenue SW

Calgary, Alberta T2P 0R3

Attention: Investor Relations

@	investor_relations@vermilionenergy.com

Vermilion Proxy Circular ■ Meeting Matters ■ Page 8

Dividend Reinvestment Plan

Our dividend reinvestment plan was approved by shareholders when we converted to a corporation. Shareholders who are residents of Canada may elect to have dividends reinvested in our shares. When you sign up for the plan you receive shares equal to the value of your cash dividend plus an additional 5% worth of shares whenever dividends are declared.

Full details on the plan and an election form can be found at www.vermilionenergy.com or may be requested from our plan agent, Computershare Trust Company of Canada (Computershare):

(1.800.564.6253 (toll free)
:	www.computershare.com
@	inquiries@computershare.com

Vermilion Proxy Circular ■ Meeting Matters ■ Page 9

Director and Officer Insurance

We maintain liability insurance for our directors and officers to cover costs incurred to defend and settle claims. The policy has an annual limit of $70 million and a $500,000 deductible. The cost of coverage for 2011 was $274,860.

Communicating with the Board

You may write to the board or any member or members of the board in care of:

œ	Vermilion Energy Inc.

3500, 520 – 3rd Avenue SW

Calgary, Alberta T2P 0R3

Attention: Cathy Arcuri

@	board@vermilionenergy.com

We review all correspondence addressed to directors and decide if a response from the board is needed. We forward questions about day-to-day functions and operations to an appropriate management team member for a reply. We do not forward any items that are commercial in nature (advertising) to management or the board.

Engaging Shareholders

We want to build solid relationships with our investors. To that end, we engage with shareholders throughout the year:

■	through on-going meetings with institutional shareholders including both North America and Europe;
■	through participation in sector based institutional conferences in North America and Europe;
■	through participation in retail investment conferences / expositions as well as direct retail marketing;
■	by hosting and webcasting an investor day if considered appropriate; and
■	by providing avenues to communicate directly with the board or any member, as set out above.

Vermilion Proxy Circular ■ Meeting Matters ■ Page 10

Registered Shareholder Voting

You are a registered holder if your shares are in your name and you have a physical certificate in your possession.

Voting Options

I In person at the meeting (see below)

2 By proxy (see below)

( By telephone (see enclosed proxy form)

: By internet (see enclosed proxy form)

Voting in Person

If you plan to attend the meeting and want to vote your shares in person, do not complete or return the enclosed proxy. Your vote will be taken and counted at the meeting. Please register with Computershare when you arrive at the meeting.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the meeting, unless you revoke your proxy.

Return your completed proxy in the envelope provided so that it arrives by 10:00 am (MDT time) on May 2, 2012 or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary before or on May 3, 2012 (or the last business day before the meeting if it is adjourned or postponed), or to the chair of the meeting on May 4, 2012.

Beneficial Shareholder Voting

You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Voting Options

I In person at the meeting (see below)

2 By voting instruction form (see below)

( By telephone (see enclosed voting instruction form)

: By internet (see enclosed voting instruction form)

Voting in Person

If you plan to attend the meeting and wish to vote your shares in person, insert your own name in the space on the enclosed form. Then follow the signing and return instructions provided by your nominee. Your vote will be taken and counted at the meeting, so do not indicate your votes on the form. Please register with Computershare when you arrive at the meeting.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted on the form, neither you nor your proxy holder may vote in person at the meeting, unless you revoke your proxy.

Return your completed form in the envelope provided so that it arrives by 10:00 am (MDT time) on May 1, 2012 or if the meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Revoking your Proxy

You may revoke your proxy before is it acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 10:00 am (MDT time) on May 1, 2012. This will give your nominee time to submit the revocation to us.

Vermilion Proxy Circular ■ Meeting Matters ■ Page 11

General Voting Information

Request for Proxies

Our management is requesting your proxies for this meeting and is paying for the costs incurred. Although we are using primarily mail, our employees may request your proxy by telephone, email, facsimile or personal interview. No director of Vermilion has informed management in writing that he intends to oppose any action intended to be taken by management at the meeting.

Record date

The record date for the meeting is March 16, 2012. If you held shares on that date, you are entitled to receive notice of, attend and vote at the meeting. You may be entitled to vote your shares if you bought shares from a registered shareholder and notify our transfer agent at least 10 days before the meeting that you want to vote at the meeting.

Voting Securities and Votes

Vermilion’s only voting securities are its common shares. Each common share entitles the holder to one vote at the meeting.

Approvals

You are voting to elect directors and appoint auditors. A simple majority of votes cast at the meeting (50% plus one vote) is required to approve all matters.

Quorum

We can only decide business at the meeting if we have a quorum – where at least two people attend the meeting in person and hold or represent by proxy at least 25% of the total outstanding common shares.

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Lorenzo Donadeo or Curtis Hicks, the management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Election of management nominees as directors	FOR
Appointing auditors	FOR

Amendments or Other Business

If amendments or other business are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the meeting.

Vermilion Proxy Circular ■ Meeting Matters ■ Page 12

Vote Counting and Confidentiality

Votes by proxy are counted by Computershare. Your vote is confidential, unless you clearly intend to communicate your vote to management or as needed to comply with legal requirements.

Voting Questions

You can contact Computershare directly by:

œ	9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

(1.800.564.6253 (toll free)
@	service@computershare.com

Vermilion Proxy Circular ■ Meeting Matters ■ Page 13

Meeting Matters

Voting

Please vote. Your vote is important to us. It is one of the ways we engage your views.

Voting Recommendations

We recommend that you vote FOR:

■      Electing the management nominees as directors

■      Appointing Deloitte & Touche LLP as auditors

Section Contents	Page Number
Financial Statements	16
Election of Directors	16
Appointment of Auditors	16
Other Business	16

Vermilion Proxy Circular ■ Meeting Matters ■ Page 14

Financial Statements

The consolidated financial statements as at and for the year ended December 31, 2011 and the respective auditor’s report are included in the 2011 annual report which will be available at the meeting. The annual report is also filed on SEDAR at www.sedar.com, available on Vermilion’s website at www.vermilionenergy.com and upon request by all shareholders.

Election of Directors

The number of directors to be elected at the meeting is seven, as decided by the board. Each director will hold office until the close of the next annual general meeting or until his successor is duly appointed or elected. Director nominees are:

Larry J. Macdonald

W. Kenneth Davidson

Lorenzo Donadeo

Claudio A. Ghersinich

Joseph F. Killi

William F. Madison

Dr. Timothy R. Marchant

We feel these nominees are well qualified to be directors of Vermilion and each one has confirmed that he is eligible and willing to serve if elected (see page 18 for more information on the nominees).

If a nominee is not available to serve at the time of the meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the board.

We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

In 2009, the board adopted a majority vote policy because we believe it reflects good corporate governance. Unless there is a contested election, a director who receives more withhold votes than for votes, will offer to resign. The Governance and Human Resources Committee will then review the matter and recommend to the board whether to accept the resignation. The director will not participate in any deliberations on the matter. Following deliberations, the board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there were special circumstances that warrant the director continuing on the board.

Appointment of Auditors

The Audit Committee recommends appointing Deloitte & Touche LLP as auditors of Vermilion for 2012. Deloitte & Touche LLP were first appointed as Vermilion’s auditors on December 16, 2002.

We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte & Touche LLP as auditors unless you tell them to withhold your vote.

Other Business

If other matters are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any other matters which may be presented for action.

Vermilion Proxy Circular ■ Meeting Matters ■ Page 15

Director Nominees
and Compensation

Nominees

The directors nominated for election in 2012 bring a wide variety and depth of experience in areas that are important for our success. They are:

Larry J. Macdonald, Chair	Joseph F. Killi	Dr. Timothy R. Marchant
W. Kenneth Davidson	Claudio A. Ghersinich
Lorenzo Donadeo	William F. Madison

Independence and Alignment with Shareholders

All directors, except for Mr. Donadeo, our President and Chief Executive Officer (CEO), are independent. The directors standing for re-election each have at least 7 times their annual retainer plus annual share based entitlement in equity at risk in accordance with our ownership policy, with the exception of Dr. Marchant who has until March 1, 2017 to meet our ownership policy.

Attendance and Sessions without Management

Vermilion directors attended 98% of board and committee meetings in 2011. The board and committees have in camera sessions without management at all regularly scheduled meetings.

Individual Voting and Majority Voting

You vote for each director individually. Each director must receive over 50% of the votes cast in favour of his election or he will have to submit a resignation to be considered by the board.

Director Compensation

Non-executive directors are paid retainers for board and committee membership and fees for each meeting attended. Total fees and retainers earned by all non-executive board members in 2011 were an aggregate amount of $445,000.

Limit on Director Compensation

Under the Vermilion Incentive Plan (VIP) new share awards granted to non-executive directors under the VIP are limited when issued from treasury (see page 33 for full details).

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 16

Director Biographies

Larry J. Macdonald

Okotoks, Alberta, Canada

Director since 2002

Independent

Board Position:

✓ Chair

Committees:

✓ Governance and Human Resources, Chair

✓ Audit

✓ Health, Safety and Environment

✓ Independent Reserves

Overall Meeting Attendance[1]:

100% (23/23)

Mr. Macdonald, 64, has more than 30 years of experience in the petroleum industry in Western Canada, including exploration, production and operations.

He is the Chairman, Chief Executive Officer and a director of Point Energy Ltd. and is the Managing Director of Northpoint Energy Ltd., both of which are private oil and gas exploration companies. He has held these positions since 2003. He is also a director of Sure Energy Inc. (since 2006).

He was previously the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms.

Mr. Macdonald has a Bachelor of Science degree in Geology from the University of Alberta. Mr. Macdonald completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993. Mr. Macdonald has also attended a Financial Literacy Course at the Rotman Business School in Toronto School at the University of Toronto, in conjunction with the Institute of Corporate Directors.

Key Skills and Qualifications Contributed to the Board:

■ Oil and Gas Industry knowledge

■ CEO / Senior Officer

■ Compensation and Governance / Board

Equity at Risk[2]	Multiple of Annual Retainer + Share Based Entitlement	Guideline
$ 3,067,544	10.4 times	3 times annual retainer + share based entitlement

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 17

W. Kenneth Davidson

Oakville, Ontario, Canada

Director since 2005

Independent

Board Position:

✓ Member

Committees:

✓ Audit, Chair

✓ Governance and Human Resources

Overall Meeting Attendance[1]:

100% (19/19)

Mr. Davidson, 61, has more than 30 years of experience in the banking and securities areas of the financial services sector, including corporate investment, merchant banking operations, project financing and credit and market risk management. He has been involved in Asian / North American investment opportunities in the real estate, services, technology, and retail sectors for over nine years and has advised and consulted on real estate, private power generation and other corporate opportunities since 2002.

He currently serves as a director (since 2000) of Millar Western Forest Products Ltd., a private corporation.

He was Co-Chief Executive Officer of Gordon Capital Corporation (an independent investment dealer) from 1996 to 2001. Before that, he spent 20 years with the Canadian Imperial Bank of Commerce, serving as Executive Vice President, Risk Management, for the last five years of his term.

Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business, both from Concordia University, and a Masters in Business Administration from McMaster University.

Key Skills and Qualifications Contributed to the Board:

■ Global Operations

■ CEO / Senior Officer

■ Financial and Investment Management

Equity at Risk[2]	Multiple of Annual Retainer + Share Based Entitlement	Guideline
$1,470,260	8.0 times	3 times annual retainer + share based entitlement

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 18

Lorenzo Donadeo Calgary, Alberta, Canada Director since 1994 Not independent Board Position: ✓ Management Overall Meeting Attendance[1]: 100% (10/10)

Mr. Donadeo, 56, has more than 30 years of experience in the oil and gas business, including mergers and acquisitions, production, exploitation, field operations and gas marketing in Western Canada and internationally in Australia, France, the Netherlands, Trinidad and Tobago.

He was one of the founders of Vermilion in 1994. He currently serves as President and Chief Executive Officer (since 2003) and was Executive Vice President and Chief Operating Officer when Vermilion made its international forays into France in 1996, Trinidad and Tobago in 1999 through Aventura Energy Inc. and Libya through Verenex, a company he founded through Vermilion in 2004. Before Vermilion was founded, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Key Skills and Qualifications Contributed to the Board:

■ CEO and Founder

■ Managing / Leading Growth

■ Oil and Gas Industry and Company knowledge

■ Health, Safety and Environment

	Equity at Risk[2]	Multiple of Base Salary	Guideline
	$196,666,361	452.1 times	3 times base salary

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 19

Claudio Ghersinich

Calgary, Alberta, Canada

Director since 1994

Independent

Board Position:

✓ Member

Committees:

✓ Independent Reserves, Chair

✓ Audit

✓ Health, Safety and Environment

Overall Meeting Attendance[1]:

95% (19/20)

Mr. Ghersinich, 55, has been active in Alberta’s energy industry for more than 30 years, including extensive experience in identifying and acquiring undervalued oil and gas properties and implementing property exploitation plans.

He is the current President of Carrera Investments Corp., a private investment company. In addition, he is the Chairman of ArPetrol Ltd., a publicly traded oil and gas exploration company listed on the TSX Venture Exchange with operations in Argentina. He serves as Director of Valeura Energy Inc., a publicly traded oil and gas exploration company listed on the TSX Exchange with operations in Turkey.

He was one of the three co-founders of Vermilion in 1994 and served as Executive Vice President, Business Development, from 1994 to 2005. Before 1994, he worked with Vista Nuova Energy Inc., Olympia Energy Ventures Ltd., Amoco Canada and Dome Petroleum.

Mr. Ghersinich holds a Bachelor of Science degree in Civil Engineering from the University of Manitoba and is a member in good standing with the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Key Skills and Qualifications Contributed to the Board:

■ CEO and Founder

■ Business Development and Acquisitions

■ Oil and Gas Industry and Company knowledge

■ Financial and Business Acumen

Equity at Risk[2]	Multiple of Annual Retainer + Share Based Entitlement	Guideline
$3,151,736	18.0 times	3 times annual retainer + share based entitlement

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 20

Joseph F. Killi Calgary, Alberta, Canada Director since 1999 Independent Board Position: ✓ Member Committees: ✓ Audit ✓ Governance and Human Resources Overall Meeting Attendance[1]: 94% (17/18)

Mr. Killi, 60, has an extensive background in finance, including tax-oriented structures and debt placements in Canada, Europe, and the United States, as well as experience in valuations, acquisitions, and dispositions, which have been augmented by Mr. Killi’s more than 30 years of experience in the real estate industry.

He co-founded and served as Chairman and a director of Parkbridge Lifestyle Communities Inc. and of Realex Properties Inc. (both founded in 1998). The companies were publicly listed and sold in 2011. He is also the President and Chief Executive Officer and a director (since 1998) of Wilmington Capital Management Inc., a TSX listed investment company and a director at Network Capital Management Inc., a privately held company.

From 1994 to 1996 he spent three years restructuring the US commercial real estate portfolio of Olympia and York Properties Corporation. Before that he spent 17 years with Trizec Corporation Ltd. where he was most recently Executive Vice President, Chief Financial Officer and Chief Operating Officer.

Mr. Killi holds a Bachelor of Science degree in Biochemistry from Loyola College, a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

Key Skills and Qualifications Contributed to the Board:

■ CEO / Senior Officer

■ Financial, Tax and Business Acumen

■ Managing / Leading Growth

	Equity at Risk[2]	Multiple of Annual Retainer + Share Based Entitlement	Guideline
	$1,889,008	11.2 times	3 times annual retainer + share based entitlement

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 21

William F. Madison

Sugarland, Texas, USA

Director since 2004

Independent

Board Positions:

✓ Member

Committees:

✓ Health, Safety and Environment, Chair

✓ Audit

✓ Independent Reserves

Overall Meeting Attendance[1]:

100% (20/20)

Mr. Madison, 69, has an extensive background in international oil and gas exploration, production and operations, and has held executive positions in the United States, Scotland and England.

He is a Director of Canadian Oil Recovery and Remediation Enterprises Inc. In 2011, Mr. Madison joined the Montana Tech Foundation Board and is currently a board member of that organization. He worked for Marathon Oil Company from 1965 to 2000, holding a variety of key oversight positions in engineering, technology and operations, including President Marathon Oil UK and Vice President Marathon (England), Vice President International Production and Senior Vice President World Wide Production in Houston, Texas. He was also Chairman of the Health Environment and Safety Committee, the Technology Advisory Committee and Marathon’s Sakhalin joint venture in Russia.

Mr. Madison was a member of the board of directors of Marathon from 1994 to 2000 and served on the Executive Committee and the Salary and Benefits Committee. He was a director of Montana Tech Foundation from 1999 until 2006, serving as Chairman during 2004 and 2005.

Mr. Madison holds a Bachelor of Science degree in Petroleum Engineering from Montana Tech and completed the Harvard Program for Management Development in 1980.

Key Skills and Qualifications Contributed to the Board:

■ Global Operations

■ Compensation and Governance / Board

■ Health, Safety and Environment

■ Oil and Gas Industry

Equity at Risk[2]	Multiple of Annual Retainer + Share Based Entitlement	Guideline
$1,250,546	7.1 times	3 times annual retainer + share based entitlement

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 22

Dr. Timothy R. Marchant

Calgary, Alberta, Canada

Director since 2010

Independent

Board Positions:

✓ Member

Committees:

✓ Governance and Human Resources

✓ Health, Safety and Environment

✓ Independent Reserves

Overall Meeting Attendance[1]:

100% (18/18)

Dr. Marchant, 61, has over 30 years of experience in the oil and gas industry in Canada and internationally, with extensive experience in foreign growth strategies and international operations.

He is Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary. Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in a number of international arenas. Prior to his international assignments, he spent 17 years with Amoco Canada.

From 2007 to 2010 he was an energy seminar leader at the European Summer School for Advanced Management in Denmark. Dr. Marchant is currently Executive Chairman of Anatolia Energy Corporation, a publically traded company based out of Calgary.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

Key Skills and Qualifications Contributed to the Board:

■ Global Operations

■ Oil and Gas Industry

■ Health, Safety and Environment

Equity at Risk[2]	Multiple of Annual Retainer + Share Based Entitlement[3]	Guideline
$391,781	2.3 times	3 times annual retainer + share based entitlement

Notes:

1.	Includes board and committee meetings held in 2011.
2.	Equity at risk is the market value of shares owned, excluding rights and share awards, based on the closing trading price of the shares on the TSX on March 15, 2012 of $49.12.
3.	Prior to March 1, 2012, ownership requirement was three times the annual retainer and directors had five years to comply. In March, 2012, the policy was changed to three times the annual retainer plus share based entitlement and directors have five years to comply with the share based entitlement portion. Dr. Marchant is on track to accumulate the required number of shares by March 1, 2017 based on the policy change.
Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 23

Other Public Company Directorships / Committee Appointments

Director	Other Public Company Directorships	Exchange	Committee Appointments
Macdonald	Sure Energy Inc.	TSX	Lead Director Audit Governance and Human Resources Independent Reserves Health, Safety and Environment
Davidson [1]	None
Donadeo	None
Ghersinich	Valeura Energy Inc. ArPetrol Ltd.	TSX Venture TSX Venture	Audit Reserves and Health Safety and Environment Chairman
Killi [1]	Wilmington Capital Management Inc.	TSX
Madison	Canadian Oil Recovery and Remediation Enterprises Ltd.	TSX Venture	Compensation Committee
Marchant	Anatolia Energy Corporation	TSX Venture	Executive Chairman

Note:

1.	Mr. Davidson and Mr. Killi ceased to be directors of Realex Properties Corp. following its sale in February 2011.

Directors Serving Together

As of March 15, 2012, no Vermilion directors served together on any other public company.

Director Tenure

Vermilion does not have a term limit for directors. We believe it is important to have directors who understand our industry and our company. That comes from experience and time on the board. We also want diverse viewpoints and those often come from newer directors. Average tenure of the board is less than ten years. Our tenure profile balances experience, diversity and the need for board renewal.

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 24

Areas of Expertise

Vermilion maintains a skills matrix to evaluate the skill set of the board. Each director indicates his level of expertise in each area annually on a scale from limited to expert application. The results are then evaluated for individuals and for the board as a whole. The matrix helps us identify gaps and is used when we search for new directors.

In addition, we complete an annual peer evaluation of performance and provide feedback to improve individual and team board performance. The Governance and Human Resources Committee reviewed the completed skills matrix and evaluations and is satisfied that the board has the appropriate experience and expertise to ensure that each of these areas is well-addressed and the board is performing well.

Between four and seven directors are expert or skilled in each of the areas we assess. All directors rank highly on personal effectiveness.

Managing / Leading Growth – Has led significant growth through mergers and acquisitions. Demonstrates knowledge in developing long term corporate business strategies.

Global Operations – Has led international operations. Has a solid understanding of cultural, political and regulatory environments in the countries where we operate.

CEO / Senior Officer – Has experience working as a CEO or senior officer for an organization the same size or larger than Vermilion.

Industry Knowledge – Understands the regulatory, business, social and political environments in which we operate. Learns about our business, industry trends and key competitors.

Oil and Gas – Has executive industry experience combined with a strong knowledge of our strategy and operations. May have formal training in engineering, geology or geophysics.

Company Knowledge – Learns about our business, operations, markets, challenges, opportunities, and systems of internal controls. Knows our management team.

Governance / Board – Has prior or current experience as a board member of a Canadian organization in any of the public, private or non-profit sectors.

Financial Acumen – Has executive experience in financial accounting, reporting and corporate finance. Familiarity with internal financial controls. Able to evaluate strategic operating, capital and financing plans.

Compensation – Has executive or board compensation committee experience with a thorough understanding of executive compensation and overall compensation, benefits and long-term incentive programs, legislation and agreements.

Health, Safety and Environment – Understands industry regulation and public policy related to workplace health, safety and environment. Commits to our health and safety values.

Social Responsibility – Understands and commits to our social responsibility values and programs.

Diversity – Enhances board perspectives through diversity in gender, ethnic background, geographic origin, and experience (industry and public, private and non-profit sectors).

Personal Effectiveness – Participates fully and frankly. Is an effective, independent and respected presence in interactions with other board members and company representatives.

Business Acumen – Understands various business environments and considers how economic factors such as global credit risk and financial instruments impact our strategy.
Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 25

Director Education

One of the ways our directors demonstrate their commitment is by engaging in continuing education. These opportunities help update their skills, enhance their knowledge of Vermilion and keep informed about issues relevant to our industry.

2011	Topic	Presented / Hosted By	Attended By
February 23	International Financial Reporting Standards (IFRS)	Curtis Hicks, Executive Vice President & Chief Financial Officer	All Directors
May 4	Governance Trends / Talent Management	Courtney Pratt / Mona Jasinski, Executive Vice President, People	All Directors
May 5	Board of Directors Strategy Session – Creating a 2020 Vision	Lorenzo Donadeo, President and CEO	All Directors and Executives
November 3	Risk Management Auditing and Development	Sigma Risk Management Inc. / Curtis Hicks, Executive Vice President & Chief Financial Officer	All Directors and Executives

Independence and Board Committees

A majority of our directors must be independent as set out in the governance guidelines adopted by the board and consistent with Canadian corporate governance guidelines. A director is not independent if he has a material relationship with Vermilion – one that could reasonably interfere with his ability to make independent decisions.

Vermilion has never had an Executive Committee – a small committee of directors that can make decisions without the rest of the board.

		Committees
	Year Appointed	AC	GHR	HSE	IR
Independent Board Members
Macdonald (Board Chairman)	2002	✓	Chair	✓	✓
Davidson	2005	Chair	✓
Ghersinich[1]	1994	✓		✓	Chair
Killi	1999	✓	✓
Madison	2004	✓		Chair	✓
Marchant	2010		✓	✓	✓
Not Independent – Management
Donadeo[2]	1994

Notes:

1.	Mr. Ghersinich became an independent director on June 1, 2008, three years after leaving as Vermilion’s Executive Vice President, Business Development.
2.	Mr. Donadeo is not independent because he is the President and CEO of Vermilion. Mr. Donadeo is not a member of any committees.

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 26

Meeting Attendance

In 2011, the average board and committee attendance rate was 98%.

Committees
Director	Board[1]	AC	GHR	HSE	IR	Totals
Macdonald	10/10 (100%)	5/5 (100%)	3/3 (100%)	2/2 (100%)	3/3 (100%)	23/23 (100%)
Davidson[2]	10/10 (100%)	5/5 (100%)	3/3 (100%)	1/1 (100%)		19/19 (100%)
Donadeo[3]	10/10 (100%)					10/10 (100%)
Ghersinich	9/10 (90%)	5/5 (100%)		2/2 (100%)	3/3 (100%)	19/20 (95%)
Killi	10/10 (100%)	4/5 (80%)	3/3 (100%)			17/18 (94%)
Madison[4]	10/10 (100%)	5/5 (100%)	3/3 (100%)	2/2 (100%)	3/3 (100%)	20/20 (100%)
Marchant[5]	10/10 (100%)	3/3 (100%)	3/3 (100%)	2/2 (100%)	3/3 (100%)	18/18 (100%)
Aggregate	99%	96%	100%	100%	100%	98%

Notes:

1.	Includes regular board, strategy, and annual shareholder meetings.
2.	Mr. Davidson was invited to the HSE committee meeting to provide expertise.
3.	Attendance for Mr. Donadeo is tracked; however, he does not receive compensation as a director.
4.	Mr. Madison attended the governance and human resources committee meetings on a voluntary basis, no compensation was received. These meetings are not included in the aggregate attendance rate.
5.	Dr. Marchant attended the audit committee meetings on a voluntary basis, no compensation was received. These meetings are not included in the aggregate attendance rate.

Sessions without Management

In camera sessions without management present are held at every regularly scheduled board and committee meeting. The chairman presides over these sessions and informs management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2011 had in camera sessions without management.

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 27

Director Compensation

Vermilion provides its directors with a compensation package that includes annual retainers, meeting fees and incentive awards. Directors have participated in the VIP from the time we converted to a corporation on September 1, 2010 (see page 56 for details on the VIP). Before that time they participated in the Trust Unit Award Incentive Plan (TAP) and the rights incentive plan program, both of which were discontinued when we converted to a corporation. We do not have a stock option plan.

Each year the Governance and Human Resources Committee reviews the compensation paid to directors against industry practices for oil and gas companies of similar size and scope and makes recommendations to the board for any adjustments it believes are appropriate. Changes to retainers are approved at the board of directors meeting in the first quarter of each year; retainers are targeted at the median of the market. No changes to retainers have been made since 2007.

The total compensation package recognizes the increasing responsibilities, time commitments and accountability of board members. Vermilion’s director pay is competitive in the marketplace to ensure we can attract and retain qualified talent to serve on the board.

Mr. Donadeo does not receive any compensation as a director and he is not included in the following tables. All of his compensation information is set out in the Executive Compensation section starting on page 73.

Summary Compensation Table

Director	Board Retainer ($)	Chair Retainer ($)[1]	Meeting Fees ($)	Total Fees ($)[2]	Share Awards ($)[3]	All Other Comp. ($)	Total Comp. ($)[4]
Macdonald	25,000	92,000	34,500	151,500	176,979	–	328,479
Davidson	25,000	15,000	28,500	68,500	142,293	–	210,793
Ghersinich [5]	25,000	7,000	28,500	60,500	142,293	13,200	215,993
Killi	25,000	–	25,500	50,500	142,293	–	192,793
Madison	25,000	7,000	30,000	62,000	142,293	–	204,293
Marchant	25,000	–	27,000	52,000	142,293	–	194,293
Total	150,000	121,000	174,000	445,000	888,444	13,200	1,346,644

Notes:

1.	Values include the Board and Committee Chair Retainers where applicable.
2.	Includes all retainers and meeting fees.
3.	Value of VIP share awards granted on April 1, 2011 multiplied by the grant value of $49.98 (face value).
4.	Total fees, plus share awards, plus all other compensation.
5.	Other compensation for Mr. Ghersinich is the value paid to him as a director of Vermilion’s international subsidiaries.

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 28

Retainers and Fees

The same fees are payable for attending meetings in person or by conference call. Directors also receive reimbursement for out-of-pocket expenses to attend meetings.

Type of Retainer or Fee	2010 ($)	2011 ($)
Board Chair Retainer	85,000	85,000
Board Member Retainer	25,000	25,000
Audit Committee Chair Retainer	15,000	15,000
Other Committee Chair Retainer	7,000	7,000
Board and Committee Meeting Fees	1,500	1,500

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 29

Equity Ownership

Director Ownership Policy

To align director interests with those of shareholders, each director is required to hold shares equal to three times his annual retainer. Directors have five years from the date of appointment or election to accumulate the required shares.

As of March 1, 2012, we changed the policy to now require directors to hold shares equal to three times the annual retainer plus the value of the annual share based allotment. Existing directors will have five years from the date of this policy change to accumulate the additional share based portion of ownership.

All directors, except Dr. Marchant, who was appointed on March 2, 2010, exceed the new ownership requirements. Dr. Marchant is on track to accumulate the required number of shares by March 1, 2017 based on the policy change.

2011 Aggregate Share Awards

Position	Grant Date	Share Awards (#)	Base Price[1] ($)	Value ($)
Board Chairman	April 1, 2011	3,541	$49.98	$176,979
Other Non-Executive Directors	April 1, 2011	14,235	$49.98	$711,465

Notes:

1.	The five-day weighted average trading price of shares on the TSX for the five days before April 1, 2011.
2.	Table on page 32 shows the share awards by individual.

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 30

Share Awards and Value

Vermilion’s compensation philosophy is to pay for performance. When Vermilion’s corporate performance is at top quartile levels when measured against comparative peer companies, directors will achieve overall compensation (retainers, meeting fees and share awards) at top quartile levels.

All share awards granted to directors are made under the VIP and are subject to the performance factors described on page 57. The values of share awards in the table below assume a performance factor of one times the amount granted. The value of shares on the last trading day of 2011 (December 30, 2011) was calculated using the closing price of the shares on the TSX on that date of $45.37.

Share Awards and Value Table

The table below lists share awards made to directors that remain outstanding as at December 31, 2011:

Director	Award Date	Vesting Date	Award Price ($)	Not Vested (#)	Award Date Value[1] ($)	Dec. 31/11 Value[2,3,5] ($)
Macdonald	April 1, 2011	April 1, 2014	49.98	3,541	176,979	192,786
	April 1, 2010	April 1, 2013	35.34	5,008	176,983	340,819
	April 1, 2009	April 1, 2012	23.36	6,530	152,541	444,399
	Total			15,079	506,503	978,004
Davidson	April 1, 2011	April 1, 2014	49.98	2,847	142,293	155,002
	April 1, 2010	April 1, 2013	35.34	4,026	142,279	273,989
	April 1, 2009	April 1, 2012	23.36	5,250	122,640	357,289
	Total			12,123	407,212	786,280
Ghersinich	April 1, 2011	April 1, 2014	49.98	2,847	142,293	155,002
	April 1, 2010	April 1, 2013	35.34	4,026	142,279	273,989
	April 1, 2009	April 1, 2012	23.36	5,250	122,640	357,289
	Total			12,123	407,212	786,280
Killi	April 1, 2011	April 1, 2014	49.98	2,847	142,293	155,002
	April 1, 2010	April 1, 2013	35.34	4,026	142,279	273,989
	April 1, 2009	April 1, 2012	23.36	5,250	122,640	357,289
	Total			12,123	407,212	786,280
Madison	April 1, 2011	April 1, 2014	49.98	2,847	142,293	155,002
	April 1, 2010	April 1, 2013	35.34	4,026	142,279	273,989
	April 1, 2009	April 1, 2012	23.36	5,250	122,640	357,289
	Total			12,123	407,212	786,280
Marchant[4]	April 1, 2011	April 1, 2014	49.98	2,847	142,293	155,002
	April 1, 2010	April 1, 2012-2013	35.34	8,052	284,558	547,979
	Total			10,899	426,851	702,981

Notes:

1.	Value of share awards on the award date. Does not include the value of reinvested distributions or dividends.
2.	The value as of December 31, 2011 was based on the December 30 (the last trade day of the year) closing price of shares on the TSX of $45.37. It does not include the value of reinvested distributions or dividends.
3.	An average performance multiple was applied as follows:
a.	Awards vesting in 2014: 1.5 for 2011, 1 for 2012, 1 for 2013 for an average of 1.2.
b.	Awards vesting in 2013: 2 for 2010, 1.5 for 2011, 1 for 2012 for an average of 1.5.
c.	Awards vesting in 2012: 1 for 2009, 2 for 2010, 1.5 for 2011 for an average of 1.5.
4.	Dr. Marchant received a new hire grant in April 2010 for joining the board which vests over three years. The first vesting occurred April, 2011.
5.	No vested share awards remained to be paid out or distributed on December 31, 2011.

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 31

Share Awards Vested During 2011

Director	Award Date	Vesting Date[1]	Award Price ($)	Number Vested (#)	Award Date Value[2] ($)	Vesting Date Value[3] ($)
Macdonald	March 5, 2008	March 15, 2011	35.28	7,544	162,288	356,907
Davidson	March 5, 2008	March 15, 2011	35.28	6,068	130,536	287,077
Ghersinich	March 5, 2008	March 15, 2011	35.28	6,068	130,536	287,077
Killi	March 5, 2008	March 15, 2011	35.28	6,068	130,536	287,077
Madison	March 5, 2008	March 15, 2011	35.28	6,068	130,536	287,077
Marchant	April 1, 2010	April 1, 2011	35.34	9,238	154,118	461,738

Notes:

1.	2011 marks the last year for vesting in March; thereafter vesting occurs on April 1 of each year in accordance with the plan text.
2.	Value of share awards on the award date. Does not include the value of reinvested distributions or dividends.
3.	Vesting date value is calculated by multiplying the number of share awards vested (including reinvested distributions / dividends) by the performance multiple and then by the vesting price of $47.31 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of March 15, 2011). For Dr. Marchant, the vesting price of $49.98 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2011) was used.

Limitation on Equity Compensation for Directors

On August 18, 2010, the board resolved and publicly announced that they were amending the then-proposed VIP to limit director participation as it relates to funding the plan from treasury. Under the now approved VIP:

■	New share awards granted to any one non-executive director may not be more than $100,000 of shares issued from treasury at the time of grant in one year; and
■	At the time of vesting the board as a whole may not receive more than 0.5% of the basic outstanding shares calculated at the time of grant, as shares issued from treasury in one year.

Vested values over and above the limitations (if applicable) will be acquired through the TSX or paid in cash. Grants made in 2009 and 2010 will continue to be funded through issuances of shares from treasury.

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 32

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the directors since March 15, 2011. It does not include unvested share awards under the VIP. The multiple of retainer plus the value of the annual share based entitlement below reflects the change to policy introduced March 1, 2012.

Total Equity at Risk March 15, 2012

Executive	Shares March 15, 2012 (#)	Shares March 15, 2011 (#)	Net Changes (#)	Value[1] ($)	Multiple of Retainer Plus Annual Share Based Entitlement[2]
Macdonald	62,450	58,482	3,968	3,067,544	10.4 times
Davidson	29,932	32,418	(2,486)	1,470,260	8.0 times
Ghersinich	64,164	64,164	0	3,151,763	18.0 times
Killi	38,457	36,127	2,330	1,889,008	11.2 times
Madison	25,459	27,589	(2,130)	1,250,546	7.1 times
Marchant	7,976	2,200	5,776	391,781	2.3 times

Note:

1.	Calculated based on the total number of shares on March 15, 2012 multiplied by $49.12 (the TSX closing price on March 15, 2012).
2.	Prior to March 1, 2012, ownership requirement was three times annual retainer and directors had five years to comply. In March, 2012, the policy was changed to three times annual retainer plus share based entitlement and directors have five years to comply with the share based entitlement portion. Dr. Marchant is on track to accumulate the required number of shares by March 1, 2017 based on the policy change.

Vermilion Proxy Circular ■ Director Nominees and Compensation ■ Page 33

Committees

Independence

All of the members of our committees are independent.

Audit

Audit and audit-related fees were 98% of the total fees Vermilion paid to the independent auditors in 2011.

The Committee recommends the reappointment of Deloitte & Touche LLP as auditors.

Governance and Human Resources

The Committee reviewed governance practices and policies as a result of the trust to corporation conversion process.

To determine executive compensation, the Committee uses market data available from peers’ public disclosure as well as survey information from Mercer, a human resources consulting firm.

Health, Safety and Environment

The Committee received regular reports on the audits of our health, safety and environment systems completed throughout the year.

Independent Reserves

The Committee reviewed and recommended our 2011 reserves and related oil and gas disclosures to the board.

Vermilion Proxy Circular ■ Committees ■ Page 34

Audit Committee

Davidson, Chairman Ghersinich Killi Macdonald Madison

The Audit Committee assists the board to fulfill its oversight responsibilities by reviewing; financial information to be provided to shareholders and others, internal control systems established by management and the board and all audit processes.

The Committee complies with all requirements of National Instrument 52-110, Audit Committees.

All members of the Committee are independent.

In 2011, the Committee:

✓	Recommended, following review of the 2012 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte & Touche LLP were compatible with maintaining that firm’s independence.
✓	Oversaw the International Financial Reporting Standards (IFRS) implementation processes and adoption of key accounting policies and the work of the external auditors, including meeting with them independent of management and reviewing their independence.
✓	Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; and, (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters.
✓	Met separately with management and the external auditors to discuss the December 31, 2011 audited consolidated financial statements before recommending that the board adopt the statements and include them in the annual report.
✓	Discussed independence and other matters required under Canadian law with the external auditors.
✓	Recommended, following review, the quarterly and year end consolidated financial statements.
✓	Approved or pre-approved all services provided by the external auditors.
✓	Reported to the board on risk assessment and risk management effectiveness.
✓	Approved Vermilion’s adoption of IFRS as at January 1, 2011.
✓	Approved the contents of this report and recommended to the board that it be included in this circular.

Vermilion Proxy Circular ■ Committees ■ Page 35

Audit Fees

Type of fee	Billed in 2010 ($)	Billed in 2011 ($)	Billed in 2011 (%)
Audit fees[1]	1,389,597	1,093,739	98
Tax fees[2]	22,239	25,716	2
Total annual fees	1,411,836	1,119,455	100

Notes:

1.	Audit fees consisted of professional services rendered by Deloitte & Touche LLP for the audit of our financial statements for the years ended December 31, 2011 and 2010, fees for the review of our quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements. Fees also include review of non-routine regulatory filings such as short-form prospectus and business acquisition reports.
2.	Tax fees consist of fees for tax compliance services, tax advice and tax planning.

Submitted on behalf of the Audit Committee:

W. Kenneth Davidson, Chairman

Claudio A. Ghersinich

Joseph F. Killi

Larry J. Macdonald

William F. Madison

Vermilion Proxy Circular ■ Committees ■ Page 36

Governance and Human Resources Committee

Macdonald, Chairman Davidson Killi Marchant

The Governance and Human Resources Committee assists the board in review and development of governance practices and processes including; recommending processes that enhance board effectiveness and establishing and leading recruitment and ongoing development for directors. This committee also assists the board to fulfill its human resource and compensation responsibilities and to establish a succession and development plan for the President and CEO and senior management.

All members of the Committee are independent. None of the committee members are currently serving as private sector executives within the energy industry, with the exception of Mr. Macdonald who is currently the CEO of Point Energy Inc., a private company that is not included in our peer group. Our terms of reference do not limit the number of current CEOs who may sit on the Committee. However, whether a director was a CEO, particularly of a company in our peer group, would be considered in deciding whether to recommend him for appointment to the Committee.

The members of the Committee bring valuable expertise in various aspects of compensation and compensation risk management through their personal experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. As Executive Vice President, Risk Management, for Canadian Imperial Bank of Commerce, Mr. Davidson was responsible for overall risk management at the Bank, including compensation risk management. Dr. Marchant is currently the Executive Chairman for Anatolia Energy Corporation. The board is satisfied that the Committee members have the knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our stakeholders.

In 2011, the Committee:

✓	Reviewed all terms of reference for the committees and the board.
✓	Considered the current state of voluntary say on pay votes and implementation of clawback provisions for compensation based on restated financial results.
✓	Reviewed the adequacy and form of directors’ compensation for 2011.
✓	Evaluated the VIP and recommended changes reflecting an automatic plan and for part-time work arrangements.
✓	Appraised Vermilion’s compensation and incentive programs for 2011 and recommended that the board approve the programs.
✓	Assessed executive management’s performance.
✓	Analyzed and recommended executive compensation for 2011 to the board.
✓	Monitored succession planning and talent management practices to ensure continued strength in senior leadership and critical positions.
✓	Assessed and recommended corporate performance for 2011 to the board.

Vermilion Proxy Circular ■ Committees ■ Page 37

The Committee reviewed market data available from peers’ public disclosure as well as survey information from Mercer, a human resources consulting firm, to evaluate executive compensation. The Committee is authorized to use its own outside consultant whenever it chooses. In 2011, a consultant was not employed independently by the board, but was contracted by management to review the structure of the annual bonus program. Recommendations were then reviewed by the board.

Compensation Work Plan

The Committee follows a work plan to ensure it has continuous oversight and input into compensation for the executives and all employees. In addition to the compensation activities, the Committee ensures it has continuous oversight on governance duties and responsibilities through review of new developments in governance practice at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4
Corporate compensation philosophy and accompanying policies and practices	Review program and recommend to board for approval	✓			✓
President and CEO performance evaluation including performance as compared to strategic objectives and feedback survey from the individual board members	Review President and CEO performance	✓
President and CEO compensation (including salary, bonus and long-term incentives)	Recommend President and CEO compensation to board for approval in light of performance evaluation	✓
Assessment of compensation risk		✓			✓
Executive compensation	Review and recommend to the board for approval	✓
Succession and development	Receive reports on succession and development progress. Review any changes to the executive team	✓	✓	✓	✓
	Review succession plan with board			✓
Labour budget including all permanent and contract staff globally	Recommend labour budget to board	✓			✓

Say on Pay

Our Committee continued to monitor the current status and format of advisory votes on executive compensation when deciding whether to adopt say on pay vote in 2011. As there are a wide variety of formats, limited information on the impacts of the vote and strong support by shareholders for our directors and our compensation structure, the Committee has decided to continue monitoring the issue.

We are satisfied that our compensation practices are reasonable and appropriately linked to our commitment to shareholders, through the use of performance-based incentives, balanced scorecard evaluations and industry peer comparisons using proxy data and data from external consultants. We invite you to contact the Committee (see Communicating with the Board on page 10) if you have concerns related to our compensation programs.

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External Recognition

Vermilion’s governance practices resulted in a rank of second among oil and gas companies, fifth among energy companies and 28th of 253 corporations overall in the Globe and Mail’s Board Games.

Our discussion of management’s role in executive compensation and peer group disclosure were both highlighted by the Canadian Coalition for Good Governance in its Proxy Circular Best Practices for 2011.

Vermilion was recognized as one of the top 25 in 2011’s Best Workplaces in Canada and France by the Great Places to Work® Institute. Participation in these programs allows us to understand employee priorities, ensure we have competitive programs and increase our external profile to allow us to attract and retain the talent we need to ensure our success.

Committee Approval

The Committee has reviewed and discussed the governance and compensation disclosure in this document and has recommended to the board that it be included in this circular.

Submitted on behalf of the Governance and Human Resources Committee:

Larry J. Macdonald, Chairman

W. Kenneth Davidson

Joseph F. Killi

Dr. Timothy R. Marchant

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Health, Safety and Environment Committee

Madison, Chairman Ghersinich Macdonald Marchant

The Health, Safety and Environment Committee assists the board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards.

All members of the Committee are independent.

In 2011, the Committee:

✓	Monitored the effectiveness of Vermilion’s environment, health and safety key programs, receiving reports from management on key performance indicators and the prevention or mitigation of risks.
✓	Recommended well abandonment and reclamation programs for France, Canada and the Netherlands.
✓	Satisfied itself that Vermilion’s environment, health and safety programs and processes were appropriate and effective.
✓	Recommended technical work plans and commercial agreements to progress reinstatement of Netherlands shut-in productions due to subsidence.
✓	Approved a third party independent review of insurance coverage for operational risks.
✓	Approved a third party independent creation of a corporate risk register.
✓	Assessed operational readiness and risk mitigation plans for larger potential operational incidents
✓	Recommended updated Health, Safety and Environment policies and procedures for motor vehicle chip surveillance and HSE culture / climate survey.
✓	Approved the contents of this report and recommended to the board that it be included in this circular.

Submitted on behalf of the Health, Safety and Environment Committee:

William F. Madison, Chairman

Claudio A. Ghersinich

Larry J. Macdonald

Dr. Timothy R. Marchant

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Independent Reserves Committee

Ghersinich, Chairman Macdonald Madison Marchant

The Independent Reserves Committee provides the board with a mechanism to review our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

All members of the Committee are independent.

In 2011 the Committee:

✓	Communicated regularly with management to ensure that all reserves evaluations and reports were properly handled.
✓	Monitored Vermilion’s projected annual reserves and production performance.
✓	Met separately with management and the independent engineering firm evaluating reserves to discuss the evaluation prior to the recommendation to the board.
✓	Recommended Vermilion’s reserves evaluation and disclosure of reserves to the board.
✓	Considered and discussed with management the corporate estimates of finding, development and acquisition costs for annual activities.
✓	Received and discussed the reserves report and the corporate summary of reserves and future cash flows with management and the independent engineering firm.
✓	Reviewed the appointment of the evaluating engineers and recommended that no changes be made.
✓	Assessed the treatment of reserves for the Cardium tight oil resource play.
✓	Approved the contents of this report and recommended to the board that it be included in this circular.

Submitted on behalf of the Independent Reserves Committee:

Claudio A. Ghersinich, Chairman

Larry J. Macdonald

William F. Madison

Dr. Timothy R. Marchant

Vermilion Proxy Circular ■ Committees ■ Page 41

Corporate Governance

External Recognition

The Globe and Mail ranked Vermilion second among all oil and gas companies and fifth among energy companies in its 2011 annual review of Canadian industry and governance, Board Games.

Vermilion’s achievement of another top ranking in 2011 demonstrates to investors our commitment to the core values of Excellence, Trust, Respect and Responsibility.

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Governance Philosophy

We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of shareholders and promotes effective decision making at the board level.

Our practices meet all of the guidelines set out in National Policy 58-201, Corporate Governance Guidelines (NP 58-201). We also monitor corporate governance developments across Canada and internationally, and implement those we think are appropriate for Vermilion.

This section explains how we comply with National Instrument 58-101, Disclosure of Corporate Governance Practices (NI 58-101). The board has also adopted board operating guidelines that set out the details of our governance practices.

The guidelines noted above and all of the governance documents set out in red type are available in the governance section of our website.

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Board of Directors

The board reviews its composition regularly to ensure that we have a suitable number of directors and have the appropriate mix of backgrounds and skills to provide effective stewardship of Vermilion.

Director and Board Chairman Independence

Six of the seven nominees (86%) proposed for election as directors are independent under NP 58-201 see page 27 for full details on the independence of our directors. Mr. Macdonald is an independent director and has been our Chairman since 2003.

Other Directorships

See page 25 for the directorships and committee appointments that our directors hold on other public companies. There are no interlocks – where two directors both serve at another company.

Meetings of Independent Directors

Our independent directors meet regularly in camera – that is, without management and without any directors who are not independent.

Board / Committee Meeting	In Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting

Independent Advice / Analysis

The independent directors may retain independent financial, legal and other experts at Vermilion’s expense whenever they decide they need independent advice or analysis.

Director Attendance

See page 28 for complete director attendance details.

Director Resignation

See page 16 for details of our majority vote policy that requires a director to resign if he does not receive a majority of the votes in favour of his election.

In addition, the Governance and Human Resources Committee reviews any situation that could impact a director’s ability to perform his duties as set out in the terms of reference and makes a recommendation to the board on whether it is appropriate for the director to continue on the board. The Committee will consider instances such as a change in employment that could impact independence or conflict of interest situations, poor attendance, increased number of boards, increased number of interlocks, changes in health or a geographic move.

Retirement Policy

On November 5, 2009, the board adopted a retirement policy for directors. After the age of 70, a director may not stand for re-election unless the board determines that an extension of the director’s term of service is warranted.

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Terms of Reference

Terms of Reference for the positions described below are reviewed and updated by the Governance and Human Resources Committee on an annual basis.

Board

The board’s primary responsibility is to foster Vermilion’s long-term success and maximize shareholder value, while acting in the best interests of Vermilion. The board has adopted detailed terms of reference that set out all of its responsibilities and duties. The terms of reference for the board are included as Schedule “A” on page 86.

Individual Directors

It has also adopted terms of reference for the directors that set out the expectations for individual directors, including expectations regarding integrity, engagement with management, board members and the President and CEO, meeting preparation and attendance, understanding of the industry and conflict of interest.

Board Chairman

The terms of reference for the Board Chairman address working with management and managing the board, including meeting processes and the roles and responsibilities of the directors.

We have had an independent, non-executive Board Chairman since 2003. Keeping our President and CEO and Board Chairman positions separate allows the board to more effectively oversee management and keep them accountable. Having an independent Board Chairman fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.

Committee Chairman

The duties and responsibilities of the chairman for each board committee are set out in our committee guidelines. These guidelines cover committee leadership and meeting processes.

President and Chief Executive Officer

The terms of reference for the President and Chief Executive Officer detail his duties and responsibilities with respect to management of Vermilion and working with the board. The primary focuses are on leadership, vision and successful implementation of our strategy.

Although we do not have a policy limiting the number of boards on which the President and CEO may sit, he (and all of our executives) must get written consent before accepting a board position with any organization.

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Orientation

Whenever a new director joins our board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s operations and our governance practices.

A typical orientation includes the following information and activities which are provided to a new director before their first full board meeting:

■	Providing an orientation binder including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of directors, the role of the board and its committees, and the expected contributions of individual directors.
■	Providing a review of our industry sector, including analysts’ perspectives and analyst reports on Vermilion and answering questions from the director.
■	Inviting the new director to attend a full set of meetings for all of the committees.
■	Arranging meetings and discussions with the President and CEO and each of the Executive Vice Presidents to review our current operations before their first full board meeting.
■	Holding a face-to-face meeting with the Board Chairman to review and answer questions about the terms of reference for board members, which includes the code of business conduct, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of directors of publicly listed companies.
■	Once a new director is appointed to one or more committees, the director meets with the chair of each relevant committee to review its terms of reference and responsibilities.

Continuing Education

We keep our directors up-to-date in several ways:

■	We present reports at the quarterly board meetings that provide directors with information on matters that may impact our operations, including updates from each major area of the business: finance and accounting, investor relations, marketing, business development, operations and human resources.
■	Quarterly reporting is supplemented by special issues updates such as new technical developments and emerging governance issues.
■	Directors go on site visits to see our operations first hand.

Details of our continuing education offerings during 2011 are on page 27.

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Code of Business Conduct and Ethics

We expect all of our directors, officers and employees to act with honesty and integrity. Our code of business conduct and ethics outlines a framework of guiding principles that cover:

■	Avoiding conflicts of interest
■	Complying with law
■	Outside business interests and conflict of interest
■	Corporate disclosure
■	Confidential information
■	Securities trading
■	Appropriate entertainment, gifts and favours
■	Fair dealing
■	Workplace conduct and safety
■	Responsibility for the environment and conflict of interest
■	Anti-bribery and anti-corruption provisions
■	Responsibility for upholding the code
■	Reporting violations of the code
■	How to seek clarification

The Governance and Human Resources Committee monitors compliance with the code ensuring visibility of the code and expectations and annual sign off. Each director, officer and employee must review and sign off on the code annually to confirm they understand the code and have complied with it. We updated the code of business conduct and ethics in November, 2011 to reflect certain housekeeping changes.

We are not aware of any violations of the code during 2011 that would require us to file a material change report. The revised code of business conduct and ethics and terms of reference can be found on Vermilion’s website and is also available on SEDAR.

Culture of Ethical Business Conduct

The board has also approved a whistle-blower policy to allow employees to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and employees may report through the mail or via an internet website that will send an anonymous e-mail directly to the Corporate Secretary. Employees can seek advice if necessary directly from the Corporate Secretary. The Corporate Secretary is a partner of our external legal counsel and not an employee of Vermilion.

Material Interests

Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction. During 2011 and to the date of this circular, there were no material transactions or proposed material transactions in which any director or officer had an interest.

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Nomination of Directors

The board, with oversight from the Chairman, is responsible for director succession planning. The Governance and Human Resources Committee, whose members are all independent, is responsible for nominating new directors in light of the size of the board and the requirements of current directors, current and desired skills mix and the performance evaluations of the board and its members. Our goal is to continuously develop a top performing board with diverse skills and deep expertise who add value to the business through governance oversight.

During our last director search, a list of potential board member candidates was developed. This “evergreen” list will be reviewed and updated regularly. Our director search process includes:

■	forming a special committee, if we decide it is needed, to assist the Governance and Human Resources Committee to find an additional director to complement the skills and expertise of the board;
■	reviewing the current skills matrix and identifying the desirable skill areas for a new director;
■	engaging a search firm to assist with identifying candidates;
■	reviewing a full list of candidates, including recommendations from the search firm, members of management and current directors, to prioritize a short list;
■	obtaining feedback from current directors on short-listed candidates;
■	arranging meetings of the Committee Chairman, Board Chairman and President and CEO and the top candidate to determine interest and availability; and
■	recommending the chosen candidate to the board.

The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 26 for more on our skills matrix).

Risk Oversight

One of the key roles of the board is to provide risk oversight for Vermilion. The board uses its committees to assist it in assessing and managing risk.

Board of Directors	Committee areas of oversight responsibility
Overall strategic, operational and	Audit
reputational risk and risk profile for	Monitors financial risk
Vermilion	Governance and Human Resources
Governance, compensation, talent management and succession risks
Health, Safety and Environment
Health, safety, environment and related operational risks
Independent Reserves
Estimating of oil and gas reserves

The committees receive reports from management at each regular meeting on the risk areas they oversee. The committees report to the board on those areas. In conjunction with the strategic planning sessions, the board reviews the plans for the future of the business to 2020, overall risk profile and risk management systems. It determines any areas for improvement or revision, based on current conditions and identified trends, and reviews new risks in light of the approved strategy.

See page 53 for a detailed review of compensation risk management.

Vermilion Proxy Circular ■ Corporate Governance ■ Page 48

Compensation

The Governance and Human Resources Committee, whose members are all independent, is responsible for reviewing and approving compensation paid to Vermilion’s directors and officers in light of current market conditions, competitive practice, subsequent to an assessment of compensation risk, while in line with the compensation philosophy.

The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 51 for our compensation discussion and analysis and page 73 for details of executive compensation).

Compensation Consultant

The Governance and Human Resources Committee has the power to and periodically retains the services of an independent compensation consultant to provide information and recommendations on market conditions and appropriate competitive practices. The Committee did not consider that it was necessary to engage an independent consultant in 2011.

Other Committees

In addition to the Governance and Human Resources Committee, our three other standing committees are:

■	Audit, whose report is on page 36;
■	Health, Safety and Environment, whose report is on page 41; and
■	Independent Reserves, whose report is on page 42.

Visit our website at www.vermilionenergy.com for the terms of reference for all committees.

Board Assessments

The Governance and Human Resources Committee ensures that each member of the board, the committees, the chairman and the other directors are assessed annually in light of their relevant terms of reference. Directors complete a number of different evaluations, including:

■	rating their own effectiveness and the effectiveness of each committee;
■	evaluating the contributions of their peers in order to provide performance feedback and suggestions for improved effectiveness or contributions; and
■	completing a self-assessment of their skills.

The assessments are done by way of a questionnaire conducted by the Corporate Secretary, which are treated on a confidential basis, with the results tallied on an anonymous basis for review. Cumulative results of the evaluation are analyzed by the Committee and the board, who decide whether any changes are needed to the board’s processes, composition or committee structure. Management is advised of feedback on the board processes applicable to them.

The evaluation carried out in 2011 showed that all individuals and groups were effectively fulfilling their responsibilities.

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Compensation
Discussion and Analysis

Overview from Board Chairman

You have entrusted your investment to us, and the board is committed to ensuring the long-term growth and success of Vermilion. Executive compensation is critical to attracting and retaining the talent we need to excel as a top quartile company. Key considerations in determining executive compensation in 2011 are described below.

Compensation Objective

We connect our performance metrics to our shareholder commitment by combining reasonable base compensation with short-term and long-term reward opportunities that are tied to operating and financial results as measured by Vermilion’s performance to peers.

2011 Compensation Mix

We ensure most of the compensation for our executives is variable – only earned when performance targets are met. In 2011, 78% of executive compensation was variable.

Performance Evaluation

The directors review Vermilion’s performance against pre-determined targets, as well as Mr. Donadeo’s performance against agreed-upon written annual objectives. He and all of the executives need to meet their objectives to receive bonuses and long-term incentives. In 2011, most of our targets were met or exceeded, resulting in increased compensation to executives.

Ownership Guidelines

Our executives show their commitment to Vermilion by holding shares. Mr. Donadeo must hold a value equal to at least three times his base salary – he currently holds 452.1 times his base salary. He must continue to hold at least one times his base salary in shares for at least twelve months after he resigns or retires, which is an increase to the prior policy that previously required him to hold one times his base salary for only six months.

Submitted by Larry J. Macdonald, Board Chairman

Vermilion Proxy Circular ■ Compensation Discussion and Analysis ■ Page 50

Strategy and Objectives

Our compensation philosophy and objectives are the same for all of our executives and employees, each of whom is eligible to participate in our various programs which we believe strengthens our organizational alignment consistent with shareholder expectations. We target total compensation between median and top quartile, depending on company and individual performance.

What We Reward

All employees are rewarded based on their individual performance and in line with their impact on Vermilion’s overall success. Executives are motivated to maximize shareholder value by ensuring that a significant portion of their compensation is variable – paid only when business outcomes and financial performance objectives are met (see page 72 for details of our total compensation mix for named executive officers in the context of 2011 results and compensation).

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Compensation Risk Management

Our business structure and industry are complex, so we have designed our compensation programs to ensure stretch objectives are built in to encourage company growth, while ensuring outcomes are in the best interest of Vermilion and its shareholders.

External Factors

■	Many external factors exist that our executives are unable to directly influence impact our corporate performance (e.g. exchange rate fluctuations, commodity prices, government legislation changes / impacts, global and local economies).
■	We validate market practices and trends from external consulting firms and report findings are shared with the Governance and Human Resources Committee and board.

Internal Factors

We manage our internal factors to mitigate compensation risk in several ways.

■	Plan design:
✓	Overlapping performance cycles that require sustained, strong performance levels to ensure competitive payouts of share awards.
✓	A significant part of executive compensation is not guaranteed and changes year over year.
✓	We must deliver threshold individual and corporate performance under our bonus and share award plans – if not, there is a zero payout.
✓	Balance each compensation element’s actual payout as compared to the corporate budget.
✓	Our short-term (bonus) and long-term (share awards) incentives are aligned to the median of the market and as the company and executive achieves exceptional or top quartile performance, overall compensation can reach top quartile levels.
✓	Significant contributions are measured and rewarded through a formal nomination, ranking and approval process by the board.
✓	Our annual bonus has been designed with a maximum bonus or cap on spending and measured annually.
✓	One plan globally for executives and employees.
✓	Governance and Human Resources Committee and board annually assess compensation risk against corporate and individual executive performance, along with attraction and retention, market fluctuations and alignment to local markets (see “How we Decide Compensation” on page 59 for more information).
■	Corporate Results:
✓	Overall compensation framework aligns with our short and long term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.
✓	A performance scorecard is used to assess overall corporate results and is a major driver in determining short and long term incentives (bonus and share awards).
✓	The performance scorecard is based on standard financial and operational measures (see page 68 for details on the corporate performance scorecard).

Vermilion Proxy Circular ■ Compensation Discussion and Analysis ■ Page 52

Elements of Compensation

Note:

1.	Shares are funded from treasury.

Base Salary

To evaluate base salaries, the Governance and Human Resources Committee reviews survey data from Mercer and proxy data from our peer group.

Bonus

Our bonus program rewards near-term performance contributions that have a significant impact on our business. The bonus program motivates our employees to achieve the financial and business objectives that help us keep our commitment to shareholders.

Every year the board reviews Vermilion’s corporate performance and achievement of key success factors included in a balanced scorecard. The board then assesses and decides, in its sole discretion, the bonus pool available. The factors considered are all common to the oil and gas industry and, when combined, measure our overall success for the year (see our corporate performance scorecard on page 68).

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Bonuses may be paid in cash, shares or a combination of both. For 2011, the board decided that bonuses for executives would, as is our usual practice, be paid (after taxes are deducted) half in cash and half in shares issued from treasury. The number of shares issued in payment of a bonus is calculated using the closing price on the TSX on the trading day before the bonus is granted. Executives cannot choose to defer bonuses. Shares issuable under the bonus plan may not be priced or issued during a trading blackout – a period when employees may not trade in Vermilion securities.

A total of 2 million shares are reserved for issuance under the employee bonus plan to pay bonuses and of which approximately 1.8 million shares remain available for future issuance. For 2011 bonuses (payable March 30, 2012), a total of 13,167 shares (or 0.76% of the shares available for future issuance) will be issued to officers and employees under the employee bonus plan on March 30, 2012.

Recognition of Significant Contribution

Beginning in 2009, in certain limited circumstances where an employee makes significant contributions to the company, their bonus could exceed the top quartile, based on guidance provided by Towers Watson. For 2011 bonus awards of this nature are included in the Summary Compensation Table in the Annual Incentive Plans column.

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Vermilion Incentive Plan (VIP)

Our VIP was approved by shareholders on August 31, 2010. See Schedule “C” on page 90 for details of the VIP.

Since 2005, our long-term incentive program has been tied to performance. The VIP provides incentive to contribute to our growth and profitability. The table below sets out VIP information as of March 15, 2012.

Authorized for Issue (Percentage of Outstanding)	Reserved for Future Awards (Percent of Outstanding Shares)	Total Authorized and Reserved (Percent of Outstanding Shares)
6,327,705 (6.5%)	1,722,912 (1.8%)	8,050,614 (8.3%)

The number of share awards granted to an employee is based both on Vermilion’s performance, as evaluated by the board, and that individual’s personal contribution, as evaluated in Vermilion’s annual performance review process. Our President and CEO’s performance is evaluated by the Governance and Human Resources Committee and the board.

A share award to a new employee or director is pro-rated for their length of service in the year of the award.

All share awards granted to executives and directors are 100% performance-based. Other employees can chose to receive their awards as either:

■	100% of their grant as a performance-based award; or
■	75% of their grant as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).

Restricted time-based awards, including reinvested monthly dividends, are delivered in full less the applicable tax withholding. Performance-based awards, including reinvested monthly dividends, are multiplied by the average of the performance factor for each of the last three years as determined by the board, as delivered less the applicable tax withholdings.

Share awards vest on April 1 of the third year after they were granted, or a later date if Vermilion is in a trading blackout on April 1 and the board elects to pay cash in lieu of issuing shares for vested awards.

Once vested, all awards are delivered to the participant in the form of shares, in cash (equal to the value of the shares) or in a combination of both, as decided by the board. The board determines whether shares are issued from treasury or acquired through the TSX. It has been the practice of the board to settle all awards in shares issued from treasury.

Canada Revenue Agency (CRA) requires us to withhold taxes from all security-based pay when shares are issued from treasury. Beginning in 2011, a portion of each employee’s vested share award was and will continue to be sold on the TSX to meet their tax obligation, and we will continue to remit the taxes to CRA on our employee’s behalf.

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Corporate Performance Impact

The corporate performance scorecard reflects standard industry metrics and relevant internal measurements that we believe are key performance indicators. See page 68 for details of our scorecard.

In 2011 the board determined that Vermilion was in the second quartile compared to our peers so our performance factor was 1.5.

Quartile ranking versus peers	4th Quartile	3rd Quartile	2nd Quartile	1st Quartile
Current performance factor (as of 2010)	0	1.0	1.5	2.0
2005- 2009 performance factor	0	1.0	1.0	2.0

In 2008, the board determined that we were in the 2nd quartile with a performance factor of 1. In 2009, we were in the 3rd quartile with a performance factor of 1. In 2010, we were in the 1st quartile with a performance factor of 2. Our three-year average factor for awards vesting in 2011 was 1.33.

For new hires and promotions, only the performance factor for the year before the vesting date is applied. In the second year and going forward, the performance factor for the years they worked at Vermilion are averaged and applied.

Requirement to Hold on Vesting

We require all executives to accumulate and maintain a minimum number of shares to demonstrate their commitment to Vermilion and alignment with our shareholders. Given that we require continuous holdings, we do not require that executives hold shares for any period of time after they have been vested. An exception is for the President and CEO which requires a specific holding for 12 months after retirement / resignation.

See Schedule “C” on page 90 for details of the VIP.

Securities Authorized for Issue under Equity Compensation Plans – March 15, 2012

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)	Weighted-Average Exercise Price of Outstanding Share Awards ($)		Number of Shares Remaining Available for Future Issue Under Plans (#)
All rights approved by shareholders	none	n/a		none
All share awards (VIP) approved by shareholders	1,722,912	$36.20	[1]	4,604,793
Bonus Plan [2]	13,167	$48.11	[2]	1,722,698
Any plans not approved by shareholders	none	n/a		none

Note:

1.	The fair market value on the date of grant.
2.	Issuable on March 30, 2012 at the price of $48.11 per share award.
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Benefits and Perquisites

Our benefits plan provides all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. By providing our employees with this coverage, it provides peace of mind for routine or emergency medical concerns.

We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The Governance and Human Resources Committee reviews all perquisites annually to ensure they are appropriate. We provide the following perquisites to the President and CEO and executive vice presidents:

Perquisite	President and CEO	Executive Vice Presidents
Parking	✓	✓
Business club membership (one)	✓	✓
Vehicle allowance	✓	✗
Executive health plan	✓	✓

Savings Plan

Our savings plan is a vital part of overall compensation because it encourages all employees to think like owners and to invest Vermilion’s money that way. Employees, including executives, may contribute up to 7% of their base salary to the plan. We match each dollar contributed by the employee by 1.5 times, up to a combined contribution maximum of 17.5%.

Funds contributed are used to buy Vermilion shares on the open market. Employees may sell the employer matched portion of plan shares after one year from the date of their contribution without penalty, the employee portion is available immediately. Employees who sell the employer portion of the plan shares within the year may not participate in the plan for three months. In 2011, a total of 97,886 shares were purchased on the TSX in the savings plan at prices per share between $41.52 and $51.10. Our savings plan is not funded from treasury.

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How We Decide Compensation

We have a comprehensive process for making compensation decisions that includes management, the Governance and Human Resources Committee and the board.

Vermilion’s ultimate shareholder commitment is to increase shareholder value. To that end, we rely on a number of measures to determine compensation that aligns with that objective. We begin with the evaluation of company performance and then link the compensation program to actual results achieved, particularly with respect to variable pay at risk.

Key financial results, such as earnings per share, operating cash flow per share, return on equity, relative total shareholder return – share price appreciation and dividends, compared to our peers – and recycle ratio – profit per barrel divided by finding and development costs – drive our share price. To achieve financial results we need to meet key operating measures, such as average production volumes, unit costs of production and total proved reserves. Our operating goals also reflect our strong commitment to health, safety and environment, through HSE indicator measures.

Both financial and operating goals are driven by strategic imperatives such as sustaining a robust portfolio, attracting and retaining extraordinary people, offering best in class HSE, demonstrating operating excellence and providing an entrepreneurial approach, while providing top quartile shareholder returns. You can read about our achievements against these imperatives starting on Page 67.

All of these factors are assessed by the board in determining total compensation including both overall program levels and amounts awarded on an individual basis.

Vermilion Proxy Circular ■ Compensation Discussion and Analysis ■ Page 58

Role of Management – Analysis

Management gathers and analyzes relevant information, including:

■	Compensation surveys and specific analyses purchased from Mercer and Towers Watson, two consulting firms. The total fees paid to Mercer in 2011 were $115,771. The total fees paid to Mercer and Towers Watson in 2010 were $63,912;
■	Vermilion’s performance and position against our peers;
■	Suggestions from governance-minded organizations, such as the Canadian Coalition for Good Governance and ISS; and
■	Individual performance against stated objectives.

Role of the Governance and Human Resources Committee – Recommendations

The Governance and Human Resources Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, bonus, long-term incentives, perquisites, benefits and total compensation for each executive.

Knowing each executive’s actual and potential compensation under a number of different performance scenarios – “stress testing” compensation – ensures that the Committee can weigh the impact of various market scenarios and make their compensation recommendations with that knowledge.

In 2011, the Committee was provided data showing the minimum and maximum compensation for the executives, as well as supporting data showing market positioning on each pay element.

The Committee also considered long term incentives since the inception of the VIP (previously TAP plan) in 2005. Grant values compared to payouts received by individual executives were reviewed.

The Committee uses all of the information it receives to guide its decisions, exercising its discretion in recommending compensation awards and taking into account the individual executive’s performance, experience and expected contributions.

In consultation with the President and CEO and the Executive Vice President, People, the Committee makes recommendations to the board on compensation, incentives, and benefit plans for the President and CEO, the executive team and employees. The Committee can and does, when it feels it is needed, get advice from an outside consultant. The Committee did not use a compensation consultant in 2011.

Vermilion Proxy Circular ■ Compensation Discussion and Analysis ■ Page 59

Role of the Board – Decisions

The board receives a report and recommendations from the Committee and makes the final decision on compensation for all of the executives and the overall program for all employees.

Vermilion Proxy Circular ■ Compensation Discussion and Analysis ■ Page 60

Peer Group

Every year we review and select a peer comparator group for compensation benchmarking purposes based on discussions among the Governance and Human Resources Committee, management and, if used, outside consultants. Our purpose is to identify those oil and gas companies that are like us in terms of size, operations and scope.

The peer group has remained consistent since 2010. The sale of Daylight Energy Ltd. in the fall of 2011 and other changes that have transpired in the marketplace will be reviewed when determining the 2012 peer group.

Metric	Vermilion[1]	Peer Group[2]
Industry	Canadian oil and gas	Canadian oil and gas
Head Office Location	Calgary	Calgary
Revenue[3]	1,031.6	797.6
Barrels of Oil Equivalent per Day	35,202	41,688
Assets[3]	2,735.2	2,932.5
Market Capitalization[3,4]	4,375.0	3,374.5

Notes:

1.	We have global operations in Canada, Australia, France, Netherlands and Ireland. Figures reflect 2011 results.
2.	Median of 2011 peer group for the 2010 fiscal year (excluding Vermilion).
3.	Revenue, assets and market capitalization are set out in millions of dollars.
4.	Market capitalization as at December 31, 2011.

2011 Peer Group
ARC Resources Ltd.	Enerplus Corporation	Perpetual Energy Inc.
Baytex Energy Corporation	NAL Energy Corporation	PetroBakken Energy Ltd.
Bonavista Energy Corporation	Nuvista Energy Ltd.	Peyto Exploration & Development Corporation
Crescent Point Energy Corporation	Pengrowth Energy Corporation	Progress Energy Resources Corporation
Daylight Energy Ltd.	Penn West Exploration	Trilogy Energy Corporation

Vermilion Proxy Circular ■ Compensation Discussion and Analysis ■ Page 61

Vermilion generated a positive return to investors of 3.1% for the year ending December 31, 2011. Over the past five years, Vermilion has generated a compound annualized return of 10.1% as compared to a peer group average of 6.4% and S&P/TSX Composite Index average of 1.3%.

Executive Ownership Guidelines

All executives demonstrate their commitment to Vermilion by holding more shares than required under our board-approved guidelines. Executives have five years to accumulate the minimum number of shares required. The value of unvested share awards are not included in the calculation of ownership. All our executives meet ownership requirements below.

	Required Share	Average Share	Post-Resignation / Retirement
Position	Ownership	Ownership	Required Share Ownership
President and CEO	3 times base salary	452.1 times base salary	12 months
Executive Vice Presidents	2 times base salary	16.4 times base salary	n/a
Vice Presidents	1 times base salary	10.6 times base salary	n/a

Should an executive no longer be in compliance with the required share ownership policy, the executive would have 30 calendar days to comply.

Executive Officer Clawback Provisions

Vermilion is committed to the principle that compensation paid to key executives on the basis of fraudulent or misrepresented financial information that has since been restated should be returned. However, these clawback policies are still evolving, especially in regard to how they would be enforced if the scenario arose. We will continue to track legal developments, shareholder advisory group research and industry trends in this area on an annual basis.

Vermilion Proxy Circular ■ Compensation Discussion and Analysis ■ Page 62

Trading in Vermilion Securities

Vermilion has an insider trading policy designed to prevent insider trading and remind directors, executives and employees that they may have confidential information about us from time to time.

Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by directors, executives and employees. Specifically, the policy:

■	provides guidelines on material information and appropriate disclosure procedures;
■	imposes blackouts on trading from one or two weeks prior to board approval of regular financials until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selection positions;
■	allows for transactional trading blackouts to be imposed from time to time on relevant personnel;
■	gives guidance on the appropriate handling of confidential information; and
■	requires that directors and certain officers must report their trades in securities and any derivative transactions involving securities of Vermilion.

Vermilion monitors to ensure trading by executives and directors is in line with corporate policies. In 2011, no executive or director has hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly. Vermilion is currently developing a formal policy relating to hedging or offsetting a decrease in the market value of its equity securities, by directors, executives and employees.

Succession Planning

We have a succession plan for our entire executive team. We also have a leadership development program to prepare senior level employees to take on executive positions in the future. The leadership development program includes:

■	internal leadership development to enhance knowledge of the company, industry and key leadership skills. This program is delivered in all our countries of operation; and
■	enrollment in relevant university or executive leadership programs.

The Governance and Human Resources Committee is responsible for:

■	reviewing our talent pool and succession plan on an ongoing basis; and
■	ensuring the succession plan is presented to the board each year.

The board ensures that directors have opportunities to get to know those employees who have been identified as potential executives. Those employees make presentations to the board and are invited to functions where they can interact with the directors informally.

President and Chief Executive Officer Review

The Governance and Human Resource Committee oversees the performance review of the President and CEO. His annual goals are approved by the board at the recommendation of the Committee. The table on Page 67 shows Vermilion’s achievements under Mr. Donadeo’s leadership in 2011. Additional information on his personal achievements are set out on Page 74.

Vermilion Proxy Circular ■ Compensation Discussion and Analysis ■ Page 63

2011 Results and
Compensation Impacts

Strategic Objectives

Our strategic objectives for 2011 were to:

■	Continuously enhance stakeholder confidence by delivering top quartile shareholder returns
■	Develop and sustain a robust portfolio
■	Demonstrate operational excellence
■	Deliver best in class Health, Safety and Environment performance
■	Offer a workplace of choice to attract and retain extraordinary people
■	Provide an efficient and profitable corporate structure through an entrepreneurial approach

Our success in executing our strategy ties directly to our compensation in the short-term and the long-term.

Alignment of Executives and Shareholders

Management ownership is 4.9% of outstanding shares.

Highlighted Short-term Strategic Success

In 2011, we generated total returns of 3.1% for our investors, placing us in the second quartile of our peer group while significantly outpacing the S&P/TSX Composite and Energy Indices.

Highlighted Long-term Strategic Success

In 2011, we remained positioned to deliver strong operational and financial performance. Performance of all geographic areas met our expectations and contributed to our achievement of 10% growth in full year average production. Key strategic successes in 2011 included the development of the Cardium light oil play in Western Canada and the completion of regulatory processes for the Corrib natural gas project.

Longer term, we continue with our new growth initiatives to identify and capture new and emerging unconventional shale oil and natural gas development opportunities with potential to deliver meaningful production and reserves growth over the next five to ten years and beyond.

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2011 Compensation Highlights

Decreased total compensation in 2011 reflects:

✓	moderate increase to base salary to maintain median of the market;
✓	slightly lower bonuses and share awards to reflect second quartile performance compared to peer companies;
✓	significant contributions provided in specific areas of the business increasing shareholder return and execution of strategic plan; and
✓	a performance multiple of 1.5 applied to share awards vesting in April 1, 2012 reflecting our second quartile performance on our balanced scorecard as determined by the board.

We did not introduce any other new compensation programs in 2011 for our executives or employees.

Overall, fewer share awards were granted in 2011 when compared to levels in previous years to reflect the decrease in performance year over year. 2010 compensation also included a special award targeted toward retention of key people as we converted from a Trust to a Corporation to ensure we executed on our strategy to provide longer term shareholder value.

Vermilion Proxy Circular ■ 2011 Results and Compensation Impacts ■ Page 65

2011 Performance

To determine base salaries, bonuses and long-term incentives for executives we consider both achievements as compared to the long term strategic plan and the corporate performance scorecard which measures annual results as compared to common industry metrics and our established annual strategic plan. Achievements on the six key elements of our strategic plan and the named executive officers (who we refer to as “executives” in this document) responsible are shown below.

Strategic Plan		Achievement		Executives
1.	Top Quartile Shareholder Returns	✓	$263 million equity issue at a price of $49 per share.	✓	Donadeo
		✓	$225 million high yield debt issue.	✓	Hicks
		✓	Implementation of a new international financing structure and adoption of IFRS.
		✓	Vermilion ranked 1st out of the top 80 oil and gas companies worldwide in terms of shareholder confidence by Brendan Woods.
2.	Robust Portfolio	✓	Acquired working interests in six producing fields located in the Paris and Aquitaine basins in France with expected average production in 2012 of 2,200 boe/d.	✓	Donadeo
		✓	Captured three material positions in two potential resource plays in Canada.	✓	Donovan
		✓	Developed the 2020 Vision and communicating the strategy throughout the organization.	✓	Mac Dougall
3.	Operational Excellence	✓	Completed the Ambès terminal construction.	✓	Donadeo
		✓	Commissioned a 15,000 barrels per day oil processing facility (which will handle anticipated volumes from Cardium light oil play) on time, within budget and with no safety issues.	✓	Donovan
		✓	Delivered Cardium volumes (1.4 million boe).	✓	Mac Dougall
		✓	Drilled 49 net Cardium wells with costs reduced to approximately $3.5 million per well by year end.
		✓	Achieved the highest production volumes for Wandoo since Vermilion has operated the asset.
		✓	Achieved an annual average production peak of 35,202 boe/d.
		✓	Received all key regulatory approvals required to begin construction of the Corrib onshore pipeline.
4.	Best in Class Health, Safety and Environment	✓	Achieved a safe response to the Slave Lake wild fires, including activation of our emergency response plan – evacuation and commissioning of the field occurred incident and injury free.	✓	Donadeo
		✓	Achieved historic high for days without lost time incident of 507.	✓	Mac Dougall
5.	Extraordinary People	✓	We continue to rank in the top 25 companies in Best Places to Work in both France and Canada, consistent with 2010.	✓	Donadeo
		✓	Record recruiting activity in 2011 to continue to build the strength of technical teams in all jurisdictions.	✓	Jasinski
		✓	Recognition in Globe and Mail’s Board Games survey ranking 2nd among oil and gas companies and 28th among Canadian corporations.
6.	Entrepreneurial Approach	✓	Negotiation of a major long-term Pembina Pipeline contract for Cardium offtake.	✓	Donadeo
		✓	Negotiated the complex acquisition of our partners’ interests in the Vinkega-1 discovery well in the Netherlands, to put the well on production in 2011.	✓	Hicks
		✓	Built a land position in Canada through purchase of 153.8 net sections of undeveloped land with exposure to potential emerging shale oil and liquids rich gas opportunities.	✓	Donovan

Vermilion Proxy Circular ■ 2011 Results and Compensation Impacts ■ Page 66

2011 Corporate Performance Scorecard

Our performance indicators include both standard industry metrics and internal measures of performance as compared to plans established by management and approved by the board of directors. Achievements on the key elements of our scorecard help determine base salary, bonus and long-term incentive pools.

Category	Measure	Description	Results
Market	Relative Total Shareholder Return (TSR)	Annual Total Shareholder Return as compared to peer group. Measures the absolute performance of the shares in the market including the value of dividends.

Performed

Generated a positive return to investors of 3.1% for the year ending December 31, 2011. Over the past five years, Vermilion has generated a compound annualized rate of return of 10.1%, as compared to 6.4% for the peer group.

Financial and Operational	Production per share growth	This is an indicator of our ability to maintain or grow production on a per share basis. It is calculated on both an absolute and a debt adjusted basis.	Outperformed Grew total annual production over weighted average shares outstanding by 6.34%.

Significantly grew production in Cardium play to support the long- term development of the assets.

	Finding and Development cost	Cost of growing our reserves through development and capital spending. Measures the ability to replace reserves through the drill bit with results compared to approved budget targets.	Performed Remained competitive in current market conditions.

	Health, Safety and Environmental Performance	Year-end performance is measured against an industry typical set of leading[1] and lagging[2] indicators. This measure is reflective of responsible, safe and sustainable operations.	Performed Better than benchmarks during a period of significant growth in operations. Two lost time incidents in 2011 as compared to zero in 2010.
Strategy	Execution of Strategic Plan and delivery on Corporate Objectives	Achievement of long term goals within each of the six major strategies.	Performed See achievements described in 2011 strategic plan on Page 67.

Note:

1.	Leading indicators (inputs) include elements such as HSE inspection/audit, finding closeout, compliance/regulatory inspections, emergency response exercises.
2.	Lagging indicators (outcomes) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.

Vermilion Proxy Circular ■ 2011 Results and Compensation Impacts ■ Page 67

Board Discretion

The board was satisfied that the results of its evaluations of company performance, individual executive performance and compensation levels as compared to industry peers both for the executive and the company overall, resulted in appropriate compensation for 2011. It did not feel that it was necessary to use its discretion to add any other factors to the analysis or to adjust compensation program results either downward or upward.

Performance Graph

This graph compares the performance of Vermilion over the last five years (including dividends) to the S&P/TSX Composite Index, the S&P 500 Composite Index and the S&P 500 Energy Index, each starting with an investment of $100 at the end of 2006.

We have significantly outperformed the listed indices over the five year period beginning December 31, 2006. With the exception of 2007, we have also outperformed each of the listed indices in each year during the same five year period.

	2007	2008	2009	2010	2011
Vermilion Energy	3.7%	-19.7%	37.8%	49.6%	3.1%
S&P/TSX Composite Index	9.8%	-33.0%	35.1%	17.6%	-8.7%
S&P 500 Composite Index	3.5%	-38.5%	23.5%	12.8%	0.0%
S&P 500 Energy Index	32.4%	-35.9%	11.3%	17.9%	2.8%

Vermilion Proxy Circular ■ 2011 Results and Compensation Impacts ■ Page 68

Named Executive Officer Compensation Trends

Note:

1.	The executive numbers are different from those in the summary compensation table for 2009 and 2010 as there were different executives in the years shown.

The bar chart shows the trend in total compensation paid to our NEOs. Total compensation tracks closely to the strength of our performance in four of the last five years. The exception was 2008, where our compensation rose slightly, even though trust unit performance went down. This anomaly was due in part to the timing of the grant of long-term incentive awards reflected in these figures, which occurred in the early part of the year (March 2008), and which are partly reflective of performance in the preceding calendar year (2007).

In addition to peer comparisons, significant accomplishments outlined in the balanced scorecard and strategic results for each executive were reflected in the 2011 bonus and long term incentive awards.

In deciding to award for significant contributions in 2011 the board considered the significant growth in production in the Cardium light oil play and with the long-term development of the assets, the execution of acquiring working interests in six producing fields located in the Paris and Aquitaine basins in France, the high yield debt issue and the equity offering which was used to reduce outstanding indebtedness and to partially fund the company’s development capital program, prospective acquisitions and for general purposes. Significant contributions to Vermilion’s strategic achievements may result in an additional bonus amount for those involved in special projects.

As our executives are seen as lead contributors on most of the projects. In 2011, the strategic projects of importance provided additional recognition to Mr. Hicks ($250,000) and Mr. Donovan ($171,500).

Vermilion Proxy Circular ■ 2011 Results and Compensation Impacts ■ Page 69

Cost of Management Ratios

We evaluate cost of management on a long term basis relative to key metrics and believe our total cost is aligned with our goal of providing longer term shareholder value.

Notes:

1.	Peers’ Average TSR relates to the peer group for each particular year end and excludes Vermilion.
2.	Total Executive Compensation numbers are different from those in the summary compensation table because there were different executives in the years shown.

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Total Compensation Mix

2011 Actual Compensation Mix

NEO	Base Salary Rate	Bonus	Share Awards	Savings Plan
Donadeo	18%	20%	60%	2%
Donovan	21%	28%	49%	2%
Hicks	19%	32%	47%	2%
Mac Dougall	25%	11%	61%	3%
Jasinski	22%	20%	56%	2%

At-risk Compensation

	Target At-risk Compensation[1]		Actual At-risk Compensation[1]
		Share		2011 Share
Position	Bonus Target	Awards Target	2011 Bonus	Awards
President and CEO[2]	75%	205%	115%	345%
Executive vice presidents	60%	175%	111%	248%

Notes:

1.	All amounts are as a percentage of base salary.
2.	The President and CEO’s bonus target was increased to align to the median of the market.

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Executive Compensation

Named Executive Officers

Lorenzo Donadeo	President and Chief Executive Officer
John Donovan	Executive Vice President, Business Development
Curtis Hicks	Executive Vice President and Chief Financial Officer
Bob Mac Dougall	Executive Vice President and Chief Operating Officer
Mona Jasinski	Executive Vice President, People

President and Chief Executive Officer

Mr. Donadeo’s base salary and annual cash incentive, totaling $935,000 for 2011, was competitive within the range of our peer group. His annual bonus of $500,000 was based on Vermilion’s performance for the year.

Cost of Management Ratio

In the last five years Vermilion’s market capitalization increased by 75.4%. For the same period, the cost of management ratio averaged 0.2% per year of total market capitalization.

Total Compensation

In 2011, the total compensation paid to all executives was $7,849,904.

Ownership & Equity at Risk

Our executives’ equity ownership greatly exceeds the guidelines set by the board. The President and CEO, for example, holds 452.1 times his annual base salary in equity or $196.6 million. He is only required to hold three times. He must continue to hold at least one times his base salary in shares for at least twelve months after retirement or resignation.

Each of the other executives has more than $869,000 of equity at risk or 3 times base salary. The average of executives’ equity at risk is 16.4 times. Our ownership requirement for these individual is 2 times base salary.

Termination Obligations

If we had a change of control on December 31, 2011, our executives would have been entitled to receive a total of approximately $7.70 million.

Vermilion Proxy Circular ■ Executive Compensation ■ Page 72

Executives

Lorenzo Donadeo President and Chief Executive Officer Calgary, Alberta, Canada Experience Vermilion: 17 years Industry: 25+ years

Mr. Donadeo, 56, has more than 30 years of experience in the oil and gas business, including mergers and acquisitions, production, exploitation, field operations and gas marketing in Western Canada and internationally in Australia, France, the Netherlands, Trinidad and Tobago.

He was one of the founders of Vermilion in 1994. He currently serves as President and Chief Executive Officer (since 2003) and was Executive Vice President and Chief Operating Officer when Vermilion made its international forays into France in 1996, Trinidad and Tobago in 1999 through Aventura Energy Inc. and Libya through Verenex, a company he founded through Vermilion in 2004. Before Vermilion was founded, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Ownership Guideline	Value of Equity at Risk ($)	Multiple of Salary
Three times annual base salary [1]	196,666,361	452.1 times

Note:

1.	In addition, Mr. Donadeo must continue to hold at least one times his base salary in shares for at least twelve months after he resigns or retires.

2011 Achievements

In determining Mr. Donadeo’s compensation for 2011, the board considered a variety of factors including:

✓	Setting and delivering on a value driven strategy for shareholders including positioning for long-term stable growth;
✓	Leadership in establishing company strategic direction and contributions to our overall results against our strategic plan;
✓	Overall corporate performance (strategic, competitive positioning, financial, operational); and
✓	Management of the principal risks of Vermilion’s business including identification and mitigation to ensure shareholder interests are met.

Vermilion Proxy Circular ■ Executive Compensation ■ Page 73

Three-Year Look-Back

Compensation Component	2011($)	2010($)	2009($)	Three-year total($)
Base salary rate	435,000	428,900	412,500	1,276,400
Bonus (short-term incentive)	500,000	815,000	745,600	2,060,600
Share awards value (long-term incentive)	1,500,000	1,904,967	938,838	4,343,805
Savings plan benefits[1]	45,515	44,604	43,313	133,432
Other compensation[2]	15,675	14,289	13,596	43,560
Total	2,496,190	3,207,760	2,153,847	7,857,797

Notes:

1.	These are contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
2.	Other compensation includes parking fees and vehicle allowance.

President and CEO Look-Back Total Take

Mr. Donadeo’s total compensation earned since he became President and CEO on January 22, 2003 is $22.91 million. Over the same period, Vermilion’s market capitalization increased by $3.38 billion. His total compensation is 0.68% of the increase in market capitalization.

Vermilion Proxy Circular ■ Executive Compensation ■ Page 74

John D. Donovan Executive Vice President, Business Development Calgary, Alberta, Canada Experience Vermilion: 7 years Industry: 30+ years

John Donovan, 57, has been Executive Vice President Business Development since he joined Vermilion in 2005.

Mr. Donovan has over 30 years of industry experience primarily in acquisitions and dispositions, international business development and financial management and controls.

From 2002 to 2005 he was Senior Vice President of Harrison Lovegrove (now Standard Chartered Bank), oil and gas consultants. Before that he spent 24 years with ConocoPhillips, most recently as Regional Manager, Business Development Latin America.

Mr. Donovan is a chartered accountant and a fellow of the Institute of Chartered Accountants in England and Wales.

Ownership Guideline	Value of Equity at Risk ($)	Multiple of Salary
Two times annual base salary	8,246,167	27.4 times

2011 Achievements

In determining Mr. Donovan’s compensation for 2011, the board considered a variety of factors including:

✓	Established go forward acquisition and merger strategy to 2020;
✓	Acquired certain working interest in six producing field located in Paris and Aquitaine basins in France; and
✓	Captured three material positions in two shale plays in Canada.

Three-Year Look-Back

Compensation Component	2011($)	2010($)	2009($)	Three-year total($)
Base salary rate	300,000	286,000	260,000	846,000
Bonus (short-term incentive)	400,000	240,000	490,000	1,130,000
Share awards value (long-term incentive)	700,020	1,087,871	550,478	2,338,369
Savings plan benefits[1]	31,133	29,348	27,300	87,781
Other compensation[2]	6,891	682	996	8,569
Total	1,438,044	1,643,901	1,328,774	4,410,719

Notes:

1.	These are contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
2.	Other compensation includes parking fees.

Vermilion Proxy Circular ■ Executive Compensation ■ Page 75

Curtis Hicks Executive Vice President and Chief Financial Officer Calgary, Alberta, Canada Experience Vermilion: 9 years Industry: 25+ years

Curtis Hicks, C.A., 54, is Executive Vice President and Chief Financial Officer (since 2004). He joined Vermilion in 2003 as Vice President, Finance, and Chief Financial Officer.

Mr. Hicks has more than 25 years of industry experience, primarily in the financial area of oil and gas operations, as well as property and corporate acquisitions.

From 2000 to 2003 he was Vice President, Finance, and Chief Financial Officer with NAL Oil & Gas Trust. He was Chief Executive Officer of Caravan Oil & Gas Ltd. (a junior) from 1998 to 2000. He began his career with ELAN Energy Inc. in 1983, serving as their Vice President Finance and Chief Financial Officer as ELAN grew from 200 bbls/d to over 35,000 bbls/d.

Mr. Hicks is a chartered accountant. He has a Bachelor of Commerce degree (with distinction) from the University of Saskatchewan.

Ownership Guideline	Value of Equity at Risk ($)	Multiple of Salary
Two times annual base salary	6,245,804	20.8

2011 Achievements

In determining Mr. Hicks’ compensation for 2011, the board considered a variety of factors including:

✓	Completed an equity issue of $263 million at a price of $49 per share;
✓	Secured $225 million of high yield debt with a coupon of 6.5%;
✓	Company was ranked first out of the top 80 oil and gas companies worldwide in terms of shareholder confidence by Brendan Woods; and
✓	Led the company’s conversion to reporting under the International Financial Reporting Standards (IFRS).

Three-Year Look-Back

Compensation Component	2011($)	2010($)	2009($)	Three-year total($)
Base salary rate	300,000	286,000	260,000	846,000
Bonus (short-term incentive)	500,000	425,000	420,000	1,345,000
Share awards value (long-term incentive)	750,000	1,087,871	550,478	2,388,349
Savings plan benefits[1]	31,133	29,348	27,300	87,781
Other compensation[2]	12,370	6,489	5,796	24,655
Total	1,593,503	1,834,708	1,263,574	4,691,785

Notes:

1.	These are contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
2.	Other compensation includes parking fees and, in 2011, executive health plan premiums.

Vermilion Proxy Circular ■ Executive Compensation ■ Page 76

George R. (Bob) Mac Dougall Executive Vice President and Chief Operating Officer Calgary, Alberta, Canada Experience Vermilion: 7 years Industry: 25+ years

Bob Mac Dougall, P. Eng., 49 is Executive Vice President and Chief Operating Officer (since 2006). He joined Vermilion in 2004 as Chief Operating Officer.

Mr. Mac Dougall has over 25 years of industry experience, primarily in drilling, production and exploitation in Canada and the United States.

Before coming to Vermilion, he spent 19 years with ChevronTexaco and was their General Manager of Production and Operations for Western Canada from 1999 to 2004.

Mr. Mac Dougall has an Engineering diploma from Saint Francis Xavier University and Bachelor of Science degree in Engineering (with distinction) from Technical University of Nova Scotia.

Ownership Guideline	Value of Equity at Risk ($)	Multiple of Salary
Two times annual base salary	4,189,494	13.9

2011 Achievements

In determining Mr. Mac Dougall’s compensation for 2011, the board considered a variety of factors including:

✓	Delivered 10% growth in full year average production to 35,202 boe/d in 2011 as compared to 32,132 boe/d in 2010;
✓	Achieved historic high for days without lost time incident;
✓	Received all key regulatory approvals required to begin construction of the Corrib onshore pipeline which is a critical milestone towards anticipated first gas in late 2014; and
✓	Grew production in Cardium light oil play from 2010 average of approximately 1,000 boe/d to exit rate in excess of 6,000 boe/d.

Three-Year Look-Back

Compensation Component	2011($)	2010($)	2009($)	Three-year total($)
Base salary rate	300,000	286,000	260,000	846,000
Bonus (short-term incentive)	140,000	425,000	420,000	985,000
Share awards value (long-term incentive)	750,000	1,087,871	550,478	2,388,349
Savings plan benefits[1]	31,133	29,348	27,300	87,781
Other compensation[2]	12,620	6,489	5,796	24,905
Total	1,233,753	1,834,708	1,263,574	4,332,035

Notes:

1.	These are contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
2.	Other compensation includes parking fees and, in 2011, executive health plan premiums and club membership.

Vermilion Proxy Circular ■ Executive Compensation ■ Page 77

Mona Jasinski Executive Vice President, People Calgary, Alberta, Canada Experience Vermilion: 3 years Industry: 20+ years

Mona Jasinski, 49, is Executive Vice President, People since 2011. She joined Vermilion in 2009, as Vice President, People and was promoted in 2011.

Ms. Jasinski has over 20 years of human resources and organizational effectiveness experience, primarily in the oil and gas industry, including operations and mergers and acquisitions.

Before coming to Vermilion, she spent five years with Royal Dutch Shell, most recently as Onshore Productions, North America, Human Resources Manager. Prior to that she worked at TransCanada Pipelines and in Management Consulting specializing in strategy, leadership effectiveness and talent management.

Ms. Jasinski currently serves on the Board of Directors of the YWCA of Calgary.

Ms. Jasinski has a Master’s degree in Business Administration from the University of Calgary (1999) and is a Certified Human Resources Professional (since 2002).

Ownership Guideline	Value of Equity at Risk ($)	Multiple of Salary[1]
Two times annual base salary	869,277	3.6

2011 Achievements

In determining Ms. Jasinski’s compensation for 2011, the board considered a variety of factors including:

✓	Recognized by the Great Places to Work® Institute in the top 25 companies in both France and Canada for the second year;
✓	Received recognition for governance practices in Globe and Mail’s Board Games survey, ranking 2nd among oil and gas companies and 28th among Canadian corporations;
✓	Completed a five year workforce plan, based on the 2012 to 2016 growth plan that assessed the types and quantities of skills required to achieve our current strategic business plan; and
✓	Led record level of recruiting activity with a focus on building the technical teams in Canada and Europe.

Three-Year Look-Back

Compensation Component	2011($)	2010($)	2009($)	Three-year total ($)
Base salary rate	237,600	201,400	190,000	629,000
Bonus (short-term incentive)	220,000	220,000	120,500	560,500
Share awards value (long-term incentive)[1]	618,013	535,083	833,602	1,986,698
Savings plan benefits[2]	23,690	13,899	19,421	57,010
Other compensation[3]	13,120	6,489	35,555	55,164
Total	1,112,423	976,871	1,199,078	3,288,372

Notes:

1.	The 2009 value is based on a new hire award, vesting over three years in 2010, 2011 and 2012. The 2011 value includes a promotional award, vesting over three years in 2011, 2012 and 2013.
2.	These are contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
3.	Other compensation includes parking fees and, in 2009, includes a new hire bonus of $30,000. In 2011, other compensation also includes executive health plan premiums and a club membership.

Vermilion Proxy Circular ■ Executive Compensation ■ Page 78

Summary Compensation Table

The tables on each executive’s information page set out their total compensation over the past three years.

					Non-equity incentive plan compensation ($)
Executive and Title	Year	Salary ($)[1]	Share- based Awards ($)[2]	Option – based Awards ($)	Annual incentive plans ($)[3]	Long- term incentive plans	Pension Value ($)	All Other Compen- sation ($)[4]	Total Compen- sation ($)
Donadeo	2011	433,475	1,500,000	n/a	500,000	n/a	n/a	61,190	2,494,665
President and CEO	2010	424,800	1,904,967	n/a	815,000	n/a	n/a	58,893	3,203,660
	2009	412,500	938,838	n/a	745,600	n/a	n/a	56,909	2,153,847
Donovan	2011	296,500	700,020	n/a	400,000	n/a	n/a	38,023	1,434,543
Executive Vice	2010	279,500	1,087,871	n/a	240,000	n/a	n/a	30,030	1,637,401
President, Business	2009	260,000	550,478	n/a	490,000	n/a	n/a	28,296	1,328,774
Development
Hicks	2011	296,500	750,000	n/a	500,000	n/a	n/a	43,503	1,590,003
Executive Vice	2010	279,500	1,087,871	n/a	425,000	n/a	n/a	35,837	1,828,208
President and Chief	2009	260,000	550,478	n/a	420,000	n/a	n/a	33,096	1,263,574
Financial Officer
Mac Dougall	2011	296,500	750,000	n/a	140,000	n/a	n/a	43,753	1,230,253
Executive Vice	2010	279,500	1,087,871	n/a	425,000	n/a	n/a	35,837	1,828,208
President and Chief	2009	260,000	550,478	n/a	420,000	n/a	n/a	33,096	1,263,574
Operating Officer
Jasinski[5]	2011	225,617	618,013	n/a	220,000	n/a	n/a	36,810	1,100,440
Executive Vice	2010	198,550	535,083	n/a	220,000	n/a	n/a	20,388	974,021
President, People	2009	184,962	833,602	n/a	120,500	n/a	n/a	54,976	1,194,040
Total		4,387,904	13,445,570		6,081,100			610,637	24,525,211

Notes:

1.	Base salary received in the year noted. Base salary changes are effective in April of each year. The executive charts starting on page 75 indicate the annual salary rate. No base salary increases were provided to the executives in 2009.
2.	Value of VIP share awards granted on April 1, 2011 multiplied by the grant value of $49.98 (face value).
3.	The annual incentive plan is Vermilion’s only non-equity incentive plan compensation. Bonuses under the plan are payable on March 30, 2012 and are paid 50% in cash and 50% in shares from treasury with after tax dollars.
4.	All Other Compensation include contributions made by Vermilion to the executives’ savings plan (as we do not have a pension plan) and parking fees. It also includes a vehicle allowance for Mr. Donadeo, executive benefits in 2011 for Mr. Hicks, Mr. Mac Dougall and Ms. Jasinski. In 2009 Ms. Jasinski was provided a signing bonus of $30,000.

Executive	Year	Savings Plan ($)	Other Perquisites ($)	Total ($)
Donadeo	2011	45,515	15,675	61,190
	2010	44,604	14,289	58,893
	2009	43,313	13,596	56,909
Donovan	2011	31,133	6,891	38,023
	2010	29,348	682	30,030
	2009	27,300	996	28,296
Hicks	2011	31,133	12,370	43,503
	2010	29,348	6,489	35,837
	2009	27,300	5,796	33,096
Mac Dougall	2011	31.133	12,620	43,753
	2010	29,348	6,489	35,837
	2009	27,300	5,796	33,096
Jasinski	2011	23,690	13,120	36,810
	2010	13,899	6,489	20,388
	2009	19,421	35,555	54,976

5.	Ms. Jasinski commenced employment with Vermilion in January 2009. Her 2009 share award value was based on a new hire award with vesting in 2010, 2011, and 2012. Effective July 1, 2011, Ms. Jasinski was promoted to Executive Vice President, People. Included in Ms. Jasinski’s share award value is the 2011 promotional grant that vests in 2012, 2013 and 2014.

Vermilion Proxy Circular ■ Executive Compensation ■ Page 79

Equity Holdings

Share Awards and Value

All share awards granted to executives that are outstanding as of December 31, 2011 are subject to the performance factors described on page 57. The value of share awards on December 31, 2011 was calculated using the TSX closing price on December 30, 2011 (the last trade day of the year) of $45.37.

Executive	Award Date	Vesting Date	Award Price ($)	Number Granted (#)[1]	Award Date Value ($)2,	December 30, 2011 Value ($)[3,4,7]
Donadeo	April 1, 2011	April 1, 2014	49.98	30,012	1,500,000	1,633,973
	April 1, 2010	April 1, 2013	35.34	53,904	1,904,967	3,668,437
	April 1, 2009	April 1, 2012	23.36	40,190	938,838	2,735,130
	Total			124,106	4,343,805	8,037,540
Donovan	April 1, 2011	April 1, 2014	49.98	14,006	700,020	762,543
	April 1, 2010	April 1, 2013	35.34	30,783	1,087,871	2,094,937
	April 1, 2009	April 1, 2012	23.36	23,565	550,478	1,603,716
	Total			68,354	2,338,369	4,461,196
Hicks	April 1, 2011	April 1, 2014	49.98	15,006	750,000	816,987
	April 1, 2010	April 1, 2013	35.34	30,783	1,087,871	2,094,937
	April 1, 2009	April 1, 2012	23.36	23,565	550,478	1,603,716
	Total			69,354	2,388,349	4,515,640
Mac Dougall	April 1, 2011	April 1, 2014	49.98	15,006	750,000	816,987
	April 1, 2010	April 1, 2013	35.34	30,783	1,087,871	2,094,937
	April 1, 2009	April 1, 2012	23.36	23,565	550,478	1,603,716
	Total			69,354	2,388,349	4,515,640
Jasinski[5,6]	April 1, 2011	April 1, 2014	49.98	8,204	410,036	446,659
	August 15, 2011	April 1, 2012-2014	43.41	4,791	207,977	287,691
	April 1, 2010	April 1, 2013	35.34	15,141	535,083	1,030,421
	April 1, 2009	April 1, 2012	23.36	10,980	256,493	747,244
	Total			39,116	1,409,589	2,512,015

Notes:

1.	Total for each executive is the number of share awards that were not vested as of December 31, 2011.
2.	Value of share awards on the award date. Does not include the value of reinvested distributions or dividends.
3.	The value as of December 31, 2011 was based on the December 30, 2011 (the last trade day of the year) closing price of shares on the TSX of $45.37. It does not include the value of reinvested distributions or dividends.
4.	An average performance multiple was applied as follows:
a.	Awards vesting in 2014: 1.5 for 2011, 1 for 2012 and 1 for 2013, for an average of 1.2.
b.	Awards vesting in 2013: 2 for 2010, 1.5 for 2011 and 1 for 2012, for an average of 1.5.
c.	Awards vesting in 2012: 1 for 2009, 2 for 2010 and 1.5 for 2011, for an average of 1.5.
5.	Includes a promotion grant on August 15, 2011 that vests in thirds in 2012, 2013, and 2014.
6.	Includes a new hire grant in 2009 of 35,865; 13,725 vested in 2010 and 10,980 vested in 2011 and the remaining 10,890 will vest April 1, 2012.
7.	No vested share awards remained to be paid out or distributed on December 31, 2011.

Vermilion Proxy Circular ■ Executive Compensation ■ Page 80

Value of Share Awards Vested and Bonus Earned During 2011

Award Type	Donadeo	Donovan	Hicks	Mac Dougall	Jasinski
Share awards[1,2]	$2,199,244	$1,539,354	$1,539,354	$1,539,354	$937,650
Non-equity incentive plan awards[3]	$500,000	$400,000	$500,000	$140,000	$220,000

Notes:

1.	For Messrs. Donadeo, Donovan, Hicks and Mac Dougall this includes the value of reinvested dividends and the performance multiple, calculated based on $47.31– the five day weighted average for the five days preceding the vesting date of March 15, 2011. These awards were granted on March 5, 2008.
2.	For Ms. Jasinski this includes the value of reinvested dividends and the performance multiple, calculated based on $49.98 – the five day weighted average for the five days preceding the vesting date of April 1, 2011. This award was granted on April 1, 2009.
3.	Bonuses are payable on March 30, 2012 and are paid 50% in shares from treasury with after tax dollars.

Equity Ownership Changes

This table does not include unvested share awards.

Total Equity at Risk March15, 2012

Executive	Shares March 15, 2012 (#)	Shares March 15, 2011 (#)	Net Changes (#)	Value[1] ($)	Multiple of Retainer
Donadeo	4,003,794	4,024,880	(21,086)	196,666,361	452.1 times
Donovan	167,878	161,693	6,185	8,246,167	27.4 times
Hicks	127,154	148,116	(20,962)	6,245,804	20.8 times
Mac Dougall	85,291	93,251	(7,960)	4,189,494	13.9 times
Jasinski	17,697	10,460	7,237	869,277	3.6 times

Note:

1.	Calculated based on the total number of shares on March 15, 2012 multiplied by $49.12 (the TSX closing price on March 15, 2012).

Vermilion Proxy Circular ■ Executive Compensation ■ Page 81

Termination and Change of Control Benefits

Our executives have employment agreements that provide for a lump-sum payment if their employment is terminated:

■	By Vermilion without just cause – when there are, among other things, no performance issues, detrimental or illegal behavior or breach of the employment agreement;
■	By the executive for good reason (within 30 days of a significant demotion or reduction in duties or compensation); or
■	After a change of control, if Vermilion or its successor terminates the executive’s employment within 10 days or if the executive resigns within 60 days.

A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.

Employment Agreements

All of the executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plan. An employment agreement is put in place upon appointment to an offer position within Vermilion. All executives currently have employment agreements in place.

Termination Payments

Regardless of the type of termination, the executive or his personal representative is entitled to receive:

■	Any unpaid salary up to the termination date;
■	All outstanding vacation pay; and
■	All outstanding expense reimbursements.

Based on 2011 base salary, bonus and benefits, the executives would receive the estimated total set out below if any of them were terminated on December 31, 2011.

Executive	Without Just Cause, With Good Reason by Executive and on Change of Control ($)	For Retirement or Just Cause
Donadeo	2,364,229	nil
Mac Dougall	1,357,802	nil
Hicks	1,597,802	nil
Donovan	1,443,510	nil
Jasinski	936,898	nil
Total	7,700,241	nil

Vermilion Proxy Circular ■ Executive Compensation ■ Page 82

Termination Chart

Termination Type	Severance	Bonus	Share Awards	Benefits
Retirement	None	None	All share awards terminate on the retirement date	None
For Just Cause or by executive without Good Reason	None	None	All share awards expire on the termination date	None
Without just cause (by Vermilion) or For Good Reason (by executive)	1 times annual salary[2] for Vice Presidents 2 times annual salary[2] for President and CEO and Executive Vice Presidents	1 times average annual bonus[1] for Vice Presidents 2 times average annual bonus[1] for President and CEO and Executive Vice Presidents	All awards that would have vested during the severance period vest immediately and may be exercised under the terms of the VIP	Amount equal to cost of benefits for the severance period
Change of control	1 times annual salary[2] for Vice Presidents 2 times annual salary[2] for President and CEO and Executive Vice Presidents	1 times average annual bonus[1] for Vice Presidents 2 times average annual bonus[1] for President and CEO and Executive Vice Presidents	All awards that would have vested during the severance period vest immediately and may be exercised under the terms of the VIP[3]	Amount equal to cost of benefits for the severance period
Disability[4]	1 times annual salary[2] for Vice Presidents 2 times annual salary[2] for President and CEO and Executive Vice Presidents	1 times average annual bonus[1] for Vice Presidents 2 times average annual bonus[1] for President and CEO and Executive Vice Presidents	Continue to vest under the normal schedule and shares are granted in accordance with the VIP	Amount equal to cost of benefits for the severance period
Death	Pro-rated to date of death	None	All share awards vest on the date of death[5]	None

Notes:

1.	Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
2.	In addition to the pro-rated salary to termination date.
3.	If the change of control constitutes a bid or a “change of control transaction” under the VIP, the terms of the plan will apply. See Schedule “C” for details.
4.	If an executive is receiving long-term disability, Vermilion is not obligated to pay his salary or outstanding vacation pay.
5.	The board, in its sole discretion, may determine the performance factor to be applied and the number of share awards which will vest based on certain criteria.
6.	Following termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

Vermilion Proxy Circular ■ Executive Compensation ■ Page 83

Schedules and Other Information

Vermilion Proxy Circular ■ Schedules and Other Information ■ Page 84

Schedule “A” – Terms of Reference for the Board

I.	INTRODUCTION

A.	The Board's primary responsibility is to foster the long-term success of Vermilion Energy Inc. (the "Corporation")[1] consistent with the Board's responsibility to the shareholders to maximize shareholder value.

B.	The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.

B.	At least two-thirds of the directors comprising the Board must qualify as independent directors[2].

C.	Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time to time.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;

ii)	selecting and setting the terms of reference for the Chairman of the Board;

iii)	nominating candidates for election to the Board;

iv)	appointing committees;

v)	determining director compensation; and

vi)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B.	Management and Human Resources

The Board has the responsibility for:

i)	the appointment and succession of the President and Chief Executive Officer (the "CEO") and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;

ii)	approving terms of reference for the CEO;

iii)	satisfying itself as to the integrity of the CEO and the other executive officers and that the CEO and the other executive officers create a culture of integrity throughout the organization;

iv)	in consultation with the CEO, approve annual objectives that the CEO is responsible for meeting;

v)	reviewing CEO performance at least annually, against agreed upon written objectives;

vi)	approving decisions relating to senior management including the:

a)	appointment and discharge of officers;

1 Reference to the Corporation's operations and employees and matters related thereto shall include the Corporation's subsidiaries, as applicable.

2 The Board has adopted the meaning of "Independent" from NI 52-110, which is included as an appendix to the Board Operating Guidelines, Tab 6.

Vermilion Proxy Circular ■ Schedules and Other Information ■ Page 85

b)	compensation and benefits for executive officers;

c)	CEO's acceptance of public service commitments or outside directorships; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

vii)	ensuring succession planning programs are in place, including programs to train and develop management;

viii)	approving certain matters relating to all employees, including:

a)	the annual salary policy/program for employees;

b)	new benefit programs or material changes to existing programs; and

c)	pension fund investment guidelines and the appointment of pension fund managers, if applicable.

C.	Strategy and Plans

The Board has the responsibility to:

i)	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;

ii)	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;

iii)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

iv)	approve material divestitures and acquisitions; and

v)	monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	with consideration to the recommendation of the Audit Committee, nominate an External Auditor for approval by shareholders; and if the Board does not adopt the Audit Committee's recommendation for External Auditor, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;

ii)	with consideration to the recommendation of the Audit Committee, approve the compensation of the External Auditor; and if the Board does not adopt the Audit Committee's recommendation, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;

iii)	take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems;

iv)	review operating and financial performance relative to budgets or objectives;

v)	approve annual and quarterly financial statements and related press releases and approve release thereof by management;

vi)	approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

vii)	declare and approve dividends;

viii)	approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and indentures; and

ix)	approve the commencement or settlement of litigation that may have a material impact on the Corporation.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Corporation's business and implements appropriate systems to manage these risks;

Vermilion Proxy Circular ■ Schedules and Other Information ■ Page 86

ii)	assess and monitor management control systems:

a)	evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and

b)	understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

ii)	direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

iii)	adopt a written Code of Business Conduct and Ethics (Tab 7); and

iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment, health and safety).

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Corporation has in place effective communication processes with shareholders and other stakeholders, the public in general and financial, regulatory and other recipients;

ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

iii)	ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv)	ensure the financial results are reported fairly and in accordance with applicable accounting and reporting standards;

v)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

vi)	report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report, Information Circular and/or Proxy Statement & Information Circular).

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	approving matters requiring shareholder approval at shareholder meetings.

B.	Legal requirements for the Board include:

i)	to act honestly and in good faith with a view to the best interests of the Corporation; and

ii)	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

Vermilion Proxy Circular ■ Schedules and Other Information ■ Page 87

Schedule “B” – Audit Committee Information

The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form (AIF), filed on March 12, 2012; refer to page 45 of the AIF.

Vermilion Proxy Circular ■ Schedules and Other Information ■ Page 88

Schedule “C” – Summary of Vermilion Incentive Plan

The Vermilion Incentive Plan (VIP) was approved by unitholders as of September 1, 2010, the date of our conversion from a trust to a corporation. It replaces the TAP (trust unit award incentive plan) and all unit awards under the TAP were converted to share awards under the VIP as of September 1, 2010. The program provides employees, officers, directors and consultants of Vermilion and its related companies with a stake in our future success and aligns their interests with those of shareholders when they were granted share awards.

Condition	Plan Maximum
Reserved for issue to insiders	10% of Vermilion’s outstanding shares (less any shares reserved for issue to insiders under any other security-based compensation plan)
Total issued to any participant[1]	5% of Vermilion’s outstanding shares

Note:

1.	On a non-diluted basis.

The vesting schedules are set out on page 56. Vesting occurs on April 1 or March 1 for awards provided prior to 2009 (or a date nearby if there is a blackout on trading Vermilion’s shares at that time).

Within two and a half months of vesting, shares (or an equivalent cash value or a combination of cash and shares, as decided by the board) are issued to the participant.

Shares that vest before termination or any applicable notice date are paid in full. Unvested shares are treated as set out below, depending on the form of termination:

Form of Termination	Vesting and Exercise Provisions for Unvested Shares
Voluntary resignation or retirement	Expire on the last day of any notice period
Termination not for cause	Expire on the last day of any applicable notice period or in accordance with any severance agreement
Termination for cause	Expire on the date that notice of termination is given
Death	Vest as of the date of death, subject to any board decision to apply a performance factor
Disability	Vest according to their normal schedule
Leave of absence	Are suspended until the return date and then the vesting schedule is increased by the length of the absence
Change of Control	Vest at the next applicable vesting date or immediately prior to effective time of change of control

Our management recently approved a part-time policy that allows employees to work on a reduced workweek of 0.8 full time equivalent ("FTE"). The VIP was amended to reflect how we intend to administer changes to awards to reflect part time work arrangements. We also amended the VIP to reflect how we automatically sell a portion of shares received upon vesting of awards to pay applicable withholding taxes, and the implication of the automatic vesting of awards, issuance of shares and sale for taxes under the plan on the exercise of discretion by the Board to payout vested awards in cash and the extension of vesting to outside blackout periods. The amendments to the VIP were approved by the board on March 1, 2012. As the amendments are administrative in nature the board has authority under the VIP to approve the amendments without the requirement for further approval of shareholders.

The following are other terms of the VIP:

■	Participants do not have the rights of shareholders, including the right to vote, until shares have been issued under the share award.
■	Share awards may not be transferred or assigned to anyone other than the estate or a beneficiary of a participant who has died.
■	The board may amend, suspend or discontinue the VIP at any time, provided that no amendment may:
■	Increase the maximum number of shares reserved for issue under the VIP;
■	Add any form of financial assistance for the exercise of restricted shares;
■	Impair or dilute the outstanding shares or material benefits of an awardee;
■	Change the eligible participants in a way that increases participation by insiders; or
■	Contravene TSX requirements or other laws.
■	The board may not amend the pricing or extend the terms of share awards granted to insiders without shareholder approval.

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■	Vermilion and its related companies may not provide financial assistance for participants to purchase shares awarded under the VIP.
■	The maximum exercise and surrender periods are five years from the date of grant.
■	The VIP does not have a fixed maximum aggregate number of shares available and so is subject to shareholder approval (which was last given on August 31, 2010) when shareholders (then still unitholders) approved all unallocated share awards under the plan for three years. The next shareholder approval is scheduled for 2013.
■	With the introduction of part-time work arrangements for employees (as approved by the Board in March 2012), grants are adjusted for changes to part-time employment status.
■	Adjustments will be directly proportionate to change to employment status (e.g. employee is going from 1.0 to 0.8 FTE, grant will be adjusted by 20%).
■	The vesting of awards, issuance of shares and sale for shares for taxes occurs automatically under the plan.

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Schedule “D” – Summary of Bonus Plan

The bonus plan provides the employees of Vermilion and its subsidiaries with potential bonus compensation. The purposes of the plan are to attract and retain our employees, to make their compensation competitive with other opportunities in the marketplace, to incentivize them to strive to reach our business objectives and to align the interests of our employees with those of our shareholders.

Under the bonus plan, following an annual board assessment of the performance of Vermilion and our employees, the board designates employees to participate in the plan. Once participants are determined, the board may then allocate a bonus to a participant in an amount determined by the board in its sole discretion.

Payment of bonuses may be made in cash, shares or a combination of cash and shares as determined by the board in its sole discretion. Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the board's determination of bonuses. Shares issued under the bonus plan are priced at the closing price of the shares on the TSX on the trading day immediately before the grant by the board of a bonus. If Vermilion is in a blackout, the shares are priced on a date following the end of the blackout as determined by the board.

A maximum of 2,000,000 shares may be issued from treasury under the bonus plan. Subject to TSX and any other necessary regulatory approvals, Vermilion may increase the number of shares issuable under the plan.

The following are other terms of the bonus plan:

■	Participation in the bonus plan does not confer any right to continued employment.
■	Participants whose employment is terminated are not entitled to receive a bonus except as determined by the board, in its sole discretion, including termination due to disability, death or other circumstance.
■	Vermilion may withhold from payments made under the bonus plan to comply with tax withholding obligations.
■	Upon a change of control the bonus plan will terminate and each participant will be paid a final bonus in an amount determined by the board to be appropriate.
■	The board may amend, suspend, terminate or discontinue the bonus plan at any time, provided that no amendment may, without shareholder approval:
■	Amend the number of shares issuable under the bonus plan;
■	Result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to a participant; or
■	Change the scope of eligible participants in a way that broadens or increases participation by insiders of Vermilion.

We amended the bonus plan in February, 2011 to remove the reference to a maximum bonus pool of 2% of annual net operating income as this measure was used when we were a trust and is no longer applicable to us as a corporation. The board approved and ratified the change, no shareholder approval was required. The amendment to the bonus plan in 2011 noted above was of a housekeeping nature that was approved by the board in accordance with its authority under the bonus plan and did not require further approval of shareholders.

Vermilion Proxy Circular ■ Schedules and Other Information ■ Page 91

Corporate Information

Vermilion Stock Symbols

Toronto Stock Exchange: VET

OTC Bulletin Board: VEMTF

Transfer Agent and Trustee

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Phone: 1.800.564.6253

Auditors

Deloitte & Touche LLP

Calgary, Alberta

Legal Counsel

Norton Rose Canada LLP

Calgary, Alberta

Governance Documents

Vermilion’s governance documents are available at www.vermilionenergy.com. Hard copies may be requested by emailing investor_relations@vermilionenergy.com. Governance documents include our:

■	Board Operating Guidelines
■	Committee Guidelines
■	Code of Ethics
■	Terms of Reference for the Board
■	Terms of Reference for the Chairman
■	Terms of Reference for the Directors
■	Terms of Reference for the President and CEO
■	Terms of Reference for the Audit Committee
■	Terms of Reference for the Governance and Human Resources Committee
■	Terms of Reference for the Health, Safety and Environment Committee
■	Terms of Reference for the Independent Reserves Committee

Vision

To be recognized as the best high dividend oil and gas producer using a value driven growth strategy

Mission

To consistently deliver superior rewards to investors, employees, partners and the communities in which we operate

Core Values

Excellence ■ Trust ■ Respect ■ Responsibility

EXCELLENCE

We aim for exceptional results in everything we do

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business association worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment and enrichment of the communities in which we live and work.

Vermilion Energy Inc.

3500, 520 3rd Avenue SW

Calgary, Alberta T2P 0R3

Telephone - 1-403-269-4884

Facsimile - 1-403-476-8100

IR Toll Free - 1-866-895-810

investor_relations@vermilionenergy.com

vermilionenergy.com